Exhibit 99.1

Nexa Resources S.A.

3Q18 Earnings Release

NEXA RESOURCES S.A. (“NEXA”) RESULTS FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018

THIS EARNINGS RELEASE DATED AS OF OCTOBER 31, 2018 SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO AS AT AND FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS”.

Conference Call	Investor Relations Team
Thursday, November 1, 2018 — 11am (ET)	Leandro Cappa (Head of IR): leandro.cappa@nexaresources.com
USA: +1-866-769-5210	Renata Coutinho: renata.coutinho@nexaresources.com
Canada: +1-866-450-4696	Henry Aragon: henry.aragon@nexaresources.com
Brazil: 0800-8910015	Luiz Perez: luiz.perez@nexaresources.com
International: +1-412-902-6754	Cristiene Costa: cristiene.costa@nexaresources.com

Documents: http://ir.nexaresources.com/results	ir@nexaresources.com

Contact: ir@nexaresources.com

Index
About Nexa	4
Highlights	5
2018 Outlook	9
Market Overview	11
Business Performance	16
Consolidated Financial Results	36
Liquidity, Indebtedness and Rating	39
Capital Resources	42
Related Party Transactions	43
Financial Instruments and Derivatives	43
Risk Management	43
Critical Accounting Policies and Estimates	45
Use of Non-IFRS Financial Measures	45
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	46
Technical Information	47
Appendix	48

About Nexa

Nexa Resources S.A. (NYSE: NEXA, TSX: NEXA) (“Nexa Resources”, “Nexa”, or “Company”) Nexa’s common shares commenced trading on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA” on October 26, 2017.

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three of which are located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the Brazilian state of Minas Gerais (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 10 largest zinc mines in the world, which, along with the Company’s other mining operations, ranked the Company among the top five producers of mined zinc worldwide in 2017, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil - in the state of Minas Gerais (Três Marias and Juiz de Fora) - and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce zinc.

Highlights

Selected indicators:

Main KPIs	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Metal sales (kton) (1)	160.1	152.1	153.8	4.1%		458.6	438.9	4.5%
Zn mining production (kton Zn)	90.1	92.3	89.4	0.8%		269.6	273.4	-1.4%
Zn Eq mining production (kton) (2)	137.3	135.5	139.2	-1.4%		406.8	418.3	-2.8%
Mining Cash Cost (US$ / lb) (3)	0.34	0.25	0.20	74.0%		0.27	0.26	2.6%
Mining AISC (US$ / lb) (4)	0.55	0.42	0.34	60.8%		0.44	0.41	8.2%
Smelting Cash Cost (US$ / lb) (4)	1.11	1.30	1.22	-8.4%		1.29	1.13	13.9%
Smelting AISC (US$ / lb) (4)	1.22	1.40	1.33	-8.2%		1.39	1.24	11.3%
Revenue (US$ million)	595.1	636.5	625.8	-4.9%		1,908	1,747	9.2%
Adjusted EBITDA (US$ million)(5)	119.8	162.9	161.3	-25.7%		473.9	445.1	6.5%
Adj. EBITDA margin (%)(5)	20.1%	25.6%	25.8%	-570	bp	24.8%	25.5%	-70	bp
Financial results (US$ million)	-44.3	-152.4	25.8	N/A		-225.7	-40.1	N/A
Net income (loss) Attributable to Nexa shareholders (US$ million)	7.4	-40.5	69.7	-89.4%		22.0	114.7	-80.8%
Earnings (loss) per Share (US$)(6)	0.06	-0.30	0.62	-91.1%		0.17	1.02	-83.8%
Adj. EBITDA Mine (US$ million) (7)	65.1	116.3	127.5	-49.0%		342.0	338.6	1.0%
Adj. EBITDA Smelter (US$ million) (7)	57.0	46.7	40.9	39.4%		133.5	121.2	10.2%
Capital expenditures (US$ million)	71.2	58.5	45.1	58.0%		162.7	130.7	24.4%
Expansion (US$ million)	19.4	19.2	11.1	74.6%		48.3	35.9	34.6%
Non-Expansion (US$ million)	51.8	39.3	34.0	52.5%		114.4	94.9	20.6%
Gross Debt (US$ million)	1,420	1,421	1,434	-1.0%		1,420	1,434	-1.0%
Cash (US$ million)(8)	1,201	1,153	1,077	11.5%		1,201	1,077	11.5%
Net Debt (US$ million)	221.6	260.8	363.3	-39.0%		221.6	363.3	-39.0%
Net Debt/LTM EBITDA (x)	0.32	0.35	0.77	-58.6%		0.32	0.77	-58.6%

(1) Consolidated sales of metallic zinc and zinc oxide (in kton of product volume). Kton refers to one thousand metric tons.

(2) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton (US$1.31/lb); Copper: US$6,166/ton (US$2.80/lb); Lead: US$2,317/ton (US$1.05/lb); Silver: US$17/oz; Gold: US$1,257/oz.

(3) Zinc cash cost net of by-products credits, in US$/lb.

(4)  Zinc all-in sustaining cost net of by-products credits, in US$/lb. We updated our AISC calculations in order to include not only sustaining capital expenditures (“CAPEX”) but also health, safety and environment, tailing dams and other non-expansion related CAPEX. For AISC reconciliation, please see pages 59-62.

(5) Refer to “Use of Non-IFRS Financial Measures” for further information.

(6) EPS is calculated considering Net income attributable to Nexa’s shareholders.  Reflects corrected EPS for prior periods. See “Restatement of Earnings Per Share” on note 2.1.2 of NEXA’s Financial Statements for further information.

(7) The sum of segment adj. EBITDA does not equal consolidated adj. EBITDA due to adjustments before consolidation, please refer to the 3Q18 Financial Statements note #21(b).

(8) Cash, cash equivalents and financial investments.

Mining Performance:

•                  Production by metal in 3Q18 totaled 90.1kton of zinc, 10.2kton of copper, 12.9kton of lead, 2,053koz of silver and 7.1koz of gold compared to 89.4kton of zinc, 11.9kton of copper, 12.7kton of lead, 1,923koz of silver and 7.1koz of gold in 3Q17. As planned, in 3Q18, Cerro Lindo mine advanced its mine development program targeting to increase the number of stopes within the planned year which will enable higher production in the coming months. The priority to mine development initiatives, in addition to lower grades caused some decrease in production in Cerro Lindo in 3Q18 compared to 3Q17. Please see comments on our annual guidance on page 9.

•                  Zinc equivalent metal production totaled 137.3kton in 3Q18, down 1.4% compared to 139.2kton in the same period of the previous year mainly driven by the lower copper production as a result of lower grades. When compared to 2Q18, there was a slight increase of 1.9kton in 3Q18.

•                  Mine production composition (per mine) on a zinc equivalent basis. In 3Q18, the Peruvian Cerro Lindo mine accounted for 43.5% of total production, followed by the Vazante, El Porvenir, Atacocha and Morro Agudo mines, which accounted for 25.7%, 15.9%, 8.5% and 6.4%, respectively.

•                  Cash cost net of by-products credits increased 74.0% to US$0.34/lb (or US$760/ton) in 3Q18 compared to 3Q17. The increase was mainly due to: (i) lower by-products credits (-US$0.11/lb or —US$239/ton) due to lower metal prices, partially offset by higher silver and lead grades; (ii) higher operating costs (+US$0.07/lb or +US$157/ton) mainly in Peru due to higher development and maintenance costs, partially offset by devaluation of the BRL impacting Brazilian mines (-US$0.03/lb or US$72/ton).

•                  All-in sustaining cost net of by-products credits (“AISC”) also increased in 3Q18, amounting to US$0.55/lb (or US$1,209/ton) - up 60.8% compared to 3Q17 as a consequence of the increase in the cash cost net of by-products credits mentioned above combined with the increase in sustaining capital expenditures.

Smelting Performance:

•                  Metallic zinc sales including zinc oxide, of 160.1kton in 3Q18 were 4.1% higher than 3Q17 sales of 153.8kton, explained mainly by higher sales in Brazil due to a sales backlog generated during the truck drivers’ strike in 2Q18.

•                  Cash cost net of by-products credits decreased 8.4%, to US$1.11/lb (or US$2,453/ton) in 3Q18 compared to 3Q17, mainly due to (i) lower raw material costs driven by lower zinc prices (-US$0.09/lb or US$197/ton), (ii) Brazilian currency devaluation in the period, (iii) higher sales volume, and (iv) higher credits from by-products, partially offset by lower treatment charges. Our cash cost net of by-products credits is measured with respect to zinc.

•                  AISC decreased 8.2% in 3Q18, to US$1.22/lb (or US$2,684/ton), impacted by the reasons listed above and by a slightly lower sustaining CAPEX.

Projects and Operations Developments:

•                  Cerro Lindo, Peru:

•                 We started drilling activities in the Orcocobre region, north of the Topara river. We have four drills already in place and we plan to drill more than 18km from surface in the region by the end of 2019.

•                 Mine development increased by 33%, which will enable us to continue increasing production in 4Q18.

•                  During 3Q18 local agencies granted the construction license for the new waste deposit and our team already concluded the selection process for a contractor to build it.

•                  The contractor selection process was also concluded for the replacement of the seawater pipeline for the desalination plant. The acquired pipeline is expected to be delivered during 4Q18.

•                  Aripuanã, Brazil (greenfield)

•                  Nexa’s Board of Directors has approved the start-up of construction of the project on October 19, 2018 after the conclusion of the feasibility study and detailed analysis by the Company’s management.

•                  The Company also filed a Technical Report that summarizes the results of the feasibility study, including first-time public disclosure of mineral reserves estimates calculated in accordance with CIM (2014) Definition Standards as incorporated in National Instrument 43-101 — Standards for Disclosure for Minerals Projects (“NI 43-101”). The proven and probable mineral reserves comprise 26.2 million tons at grades of 3.7% Zn, 1.4% Pb, 0.2% Cu, 0.3 g/t Au, and 34 g/t Ag.

•                  The average zinc equivalent production of the Aripuanã project is estimated at 120kton per year for 13 years, considering only the mineral reserves estimated in accordance with NI 43-101. This estimated production includes 66.7kton of zinc, which is equivalent to 18% of Nexa’s 2017 zinc production.

•                  The Company expects to receive the installation license by the end of 2018, which will allow construction of the project to proceed.

•                  The Aripuanã project is expected to be operational by early 2021, with total CAPEX estimated at approximately US$ 392 million.

For more details about the Aripuanã project, please refer to page 33 or visit http://ir.nexaresources.com/regulatoryfilings à others for a Press Release with the recent announcement and related feasibility study.

Financial Performance:

•                  Revenues of US$595.1 million in 3Q18, 4.9% lower compared to 3Q17, driven by lower metal prices, partially offset by higher sales volumes from our smelters.

•                  Adjusted EBITDA of US$119.8 million in 3Q18 compared to US$161.3 million in 3Q17 - down 25.7%.

•                  Adjusted EBITDA margin of 20.1% in 3Q18 compared to 25.8% in 3Q17.

•                  Net Debt/Adj. EBITDA of 0.32x as of September 30, 2018.

•                  Average maturity of the total debt(1) of 6.2 years at an average cost of 5.1% as of September 30, 2018, with only 21% of the total debt maturing by 2022.

•                  Cash position of US$1.2 billion as of September 30, 2018 (cash and cash equivalents plus financial investments).

•                  Net income attributable to Nexa’s shareholders amounted to US$7.4 million in 3Q18, compared to US$69.7 million in 3Q17, mostly due to the negative impact of foreign exchange variation in 3Q18 on intercompany loans, a non-cash effect. For more information please refer to page 38.

Corporate Highlights

•                  Approval of the construction of the Aripuanã Project: after the conclusion of the feasibility study and detailed analysis by the Company’s management, the Board of Directors approved the start-up of construction of the Aripuanã project. The average zinc equivalent production of the Aripuanã project is estimated at 120kton per year for 13 years, considering only the mineral reserves estimated in accordance with NI 43-101.

•                  Share repurchase program: On September 20, 2018, the Board of Directors approved a share buyback program, under which the Company, directly or indirectly through its subsidiaries, may repurchase, from time to time, up to US$30 million of its outstanding common shares over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019. Under the share buyback program, the Company may repurchase shares for cash in accordance with all applicable securities laws and regulations and within the limits of the authorization approved in the Company’s general shareholders’ meeting held on September 13, 2018. The share buyback program will be executed on the New York Stock Exchange through an authorized broker. The repurchased shares will not be cancelled but held in treasury at this time.

•                  Main subsidiaries’ names are now officially Nexa: The rebranding process that started along with the IPO has reached a new milestone. Votorantim Metais — Cajamarquilla S.A., Compañia Minera Milpo S.A.A., Votorantim Metais Zinco S.A., Compañía Minera Atacocha S.A.A. and Milpo Andina Perú S.A.C have concluded the legal renaming process and are now named: Nexa Resources Cajamarquilla S.A. (or “Nexa Cajamarquilla”), Nexa Resources Perú S.A.A. (or “Nexa Peru”), Nexa Recursos Minerais S.A. (or “Nexa Brazil”), Nexa Resources Atacocha S.A.A. (“Nexa Atacocha”), and Nexa Resources El Porvenir S.A.C (“Nexa El Porvenir”), respectively.

(1)  Our total debt refers to short and long-term loans and financing (principal only).

2018 Outlook

The Company continuously monitors the performance of its operations and, as we approach the year-end, we reiterate our annual zinc, copper and silver mining production guidance as well as smelting sales guidance. We are adjusting the gold mining production guidance range up 6koz and lead mining production down 5kton. We also adjusted our CAPEX especially due to the Brazilian currency devaluation, and lowered our guidance to US$260 million from US$280 million. OPEX related to exploration and project development for the 2018 fiscal year remain unchanged.

These estimates are based on several assumptions that management believes to be reasonable and representative of the Company’s expectations as of the publication of this report.  Our independent registered public accounting firm has not audited, compiled, performed any procedures on, or reviewed these estimates and, therefore does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements at the end of this earnings release. Details regarding the guidance and performance of each indicator in the 9 months of 2018 are provided below.

Mining Production

Mining production in 3Q18 reached 137.3kton in zinc equivalent terms. In the first nine months of 2018, we produced 96% of the volume planned for the period. Production is slightly below the planned amount due to the need to develop and bring new stopes at Cerro Lindo allowing the access to new production areas, as discussed in the previous quarter. Mine development initiatives increased from ~2,400 meters per month at the beginning of the year to ~3,200 meters per month in the last two quarters, a 33% increase, to sustain the stopes preparation program and are expected to remain at those higher levels for the next 12 months. The performance improvement in Vazante and El Porvenir partially offset this effect. Our ability to adapt our mining plan throughout the year supports our decision to continue reiterating our zinc, copper and silver mining production guidance. Please note the 9M18 production and the adjusted guidance for lead and gold in the following table.

Main assumptions behind the annual guidance are: (i) an increase in total treated ore compared to the previous year; (ii) lower grades, especially in the Cerro Lindo mine, as expected; and (iii) planned operational dilution(2) reduction in Vazante. We successfully developed new stopes that will allow us to reach higher levels of production in Cerro Lindo during 2H18, as planned.

Metal Contained (in concentrate)	2017 actual	9M18	2018 estimated Current			2018 estimated Previous			Change
Zinc (kton)	375.4	269.6	370	—	390	370	—	390		—
Lead (kton)	52.6	37.8	50	—	55	55	—	60	-5	—	-5
Copper (kton)	44.2	29.8	39	—	42	39	—	42		—
Silver (koz)	7,946	5,783	7,600	—	8,000	7,600	—	8,000		—
Gold (koz)	32.5	21.6	23	—	25	17	—	19	+6	—	+6

(2)  Mining dilution is defined as the ratio of waste mined and sent to processing with ore. Dilution increases the operating costs in the mill by increasing the tonnage of material to be milled.

Metal Sales

Smelting metallic zinc sales remain robust totaling 149.8 ktons in the third quarter while zinc oxide sales reached 10.2 ktons. Our smelters ran almost at capacity during 3Q18 with a corrective maintenance being executed at Cajamarquilla.

Smelting sales	2017 actual	9M18	2018 estimated
Zinc Metal (kton)	555.4	430.3	560	—	580
Zinc Oxide (kton)	38.5	28.4	37	—	39
Total	593.9	458.6	597	—	619

The main assumptions for the annual smelting sales are: (i) increase in the performance of roasters across each of the Company’s smelters; and (ii) regular production throughout 2018.

Capital expenditures (“CAPEX”)

We invested US$71.2 million during the third quarter, US$39.6 million within our mining business, US$23.3 million within our smelting business and US$8.3 million on other fronts. We adjusted our CAPEX especially due to the Brazilian currency devaluation, and lowered our 2018 guidance to US$260 million from US$280 million.

Capex per segment (US$mm)	2017 actual	9M18	2018 estimated Current	2018 estimated Previous	Change
Mining	107.1	94.9	159	172	-13
Smelter	81.0	52.5	101	108	-7
Others	9.5	15.4	0	0	0
Total	197.6	162.7	260	280	-20

Capex per category (US$mm)	2017 actual	9M18	2018 estimated Current	2018 estimated Previous	Change
Expansion/Greenfield	48.8	48.3	82	90	-8
Modernization	21.4	5.4	19	20	-1
Sustaining	59.4	43.8	64	68	-4
HS&E/Tailing dams	62.1	54.7	84	92	-8
IT/Others	5.9	10.4	11	10	+1
Total	197.6	162.7	260	280	-20

Please refer to pages 32-33 for a list of the main projects for 2018 and related CAPEX.

Expenses related to Project Development and Exploration(3)

In 3Q18, we spent US$22.6 million in mineral exploration on our greenfield and brownfield projects and open field targets to drill a total of 67km. Project development expenses amounted to US$10.6 million in 3Q18. As the Company advances with its exploration and drilling campaigns and further develops its pipeline of projects, the expenses estimated for 2018 are expected to meet the guidance.

(3)  Including exploration, expansion, modernization, R&D, health, safety and environment among others.

(US$mm)	2017 actual	9M18	2018 estimated
Mineral exploration	76.2	59.1	86
Project development	16.5	20.8	30
Adjustment	-2	0.0	0
Total	92.7	79.9	116

(1)         Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

The Company is advancing in its exploration and drilling campaigns to ensure the long-term sustainability of the business through the increase of its mineralized areas. Upon publication of the 2Q18 Earnings Release, we reported recent detailed results of our mineral exploration campaigns developed in our existing operations and greenfield projects. Please visit http://ir.nexaresources.com à Results à 2Q18 for a summary of the exploration drilling results.

Market Overview

Zinc 3Q18 overview

The average zinc LME(4) price in 3Q18 was US$2,537/ton (US$1.15/lb), 14.4% lower than the average price in the same quarter of 2017. The price at the end of September 2018 was US$2,573/ton (US$1.17/lb), down 12.7% compared to US$2,948/ton (US$1.34/lb) at the end of 2Q18.

Source: Bloomberg Finance LP

In general, 2018 was supposed to be a year mostly positive for zinc prices, as the global zinc metal market has been in deficit since 2012 and inventories are reaching the lowest levels ever recorded. Zinc LME prices reflect this fundamental on the average price of USD 3,020/t (US$1.37/lb) in 2018YTD compared to the same period of previous year.

(4)  The London Metal Exchange (LME) publishes a set of daily reference prices that are used by industrial and financial participants for referencing, hedging, physical settlement, contract negotiations, margining and portfolio evaluations. As they are based on some of the most liquid trading sessions of the day, we believe LME prices are good indicators of where the market stands at any point in time. Source: LME

However, trade war risks have influenced commodities markets, including zinc, as discussions between China and the US get more intense, the US moves ahead on sanctions against Iran and Russia, resulting in a higher base metals market volatility and fears of protectionist measures that could impact global economic growth.

According to Wood Mackenzie, after a strong 1H18, zinc LME prices have plummeted, with September’s average down by 30% compared to the February peak. Despite some new mine production commencing in 3Q18, the increment in 2018 total concentrate output will not be enough to offset the current shortage scenario, impacting smelter production and resulting in the eighth consecutive year of zinc metal deficits. The ongoing decline in zinc stocks is expected to provide fundamental support for prices at some point, gradually recovering from current levels.

The consecutive years of metal deficits is mainly due to constraints in global mining production that have remained constant during this period. There are two main drivers for the persistent deficits in the zinc market. Firstly, closure of large mines like Century (producing from tailings) and Lesheen due to depletion, and secondly, a stricter Chinese environmental program that forced out-of-specification operations to shut down. The graphic below shows the consistent downward trend of official stocks for zinc over the last 20 quarters, reinforcing the results of the imbalance in the market.

Source: Bloomberg Finance LP

Some market analysts also have reported that a recent rise in the number of cancelled zinc warrants at official warehouses may be an important evidence of this tight zinc market and low inventory levels.

Copper 3Q18 overview

The average copper LME price in 3Q18 was US$6,105/ton (US$2.77/lb), down 3.8% when compared to the same quarter of 2017. The price ended 3Q18 at US$6,180/ton (US$2.80/lb), down 7.0% from US$6,646/ton (US$3.02/lb) at the end of 2Q18.

Source: Bloomberg Finance LP

The aforementioned trade wars, along with the US dollar appreciation against emerging market currencies were important events that fueled volatility and negatively affected copper prices during the quarter.

Additionally, the supply scenario for both mine and smelter added further uncertainty to the market. The mine disruptions due to union negotiations were lower-than-expected and concentrate production was higher than initially forecasted. On the other hand, unexpected shutdowns at ex-China smelter operations, as well as slow progress of smelter developments in China, due to technical project issues and environmental inspections, reduced metal production worldwide.

Despite the turmoil surrounding China, copper demand remained consistent as the Country’s GDP expanded 6.7% in 2Q18, slightly below the previous quarter but in line with expectations. The Chinese government’s efforts to tackle debt risks and the trade war threatening exports affected copper demand. On the other hand, revision of the copper demand for construction combined with scrap shortage - that was leveraged by tariffs on US copper scrap - mitigated those factors.

Lead 3Q18 overview

The average lead LME price in 3Q18 was US$2,104/ton (US$0.95/lb), 9.8% lower than the average price in 3Q17. The price ended 3Q18 at US$2,002/ton (US$0.91/lb), down 17.7% compared to US$2,432/ton (US$1.10/lb) at the end of 2Q18.

Source: Bloomberg Finance LP

As in zinc and other commodities, lead prices have been suffering with the potential impacts of the trade war on global economic growth, despite the robust industry fundamentals.

According to Wood Mackenzie, the lead concentrate market remains tight, resulting in treatment charges at low levels. The current mine production forecast for 2018 is marginally lower than it was in 2Q18 due to reductions in China and the Doe Run mine.

The fundamentals also remain strong on the demand side. The Wood Mackenzie consumption forecast for 2018 remained stable compared to the forecast made during 2Q18, with a slight reduction of 60kt for the year, driven mainly by a reduction in automotive batteries.

Refined lead stocks at the end of 2018 are expected to cover 35 days of consumption, one of the lowest levels ever recorded and the effect of these fundamentals is likely to have a positive impact on lead prices.

Foreign Exchange 3Q18 overview

Source: Brazilian Central Bank

The average exchange rate for the Brazilian Real in 3Q18 was 3.95/US$, up 24.9% year over year, due to the uncertainties surrounding the local and international scenarios. Internally, uncertainties related to the Brazilian elections regarding the potential candidates’ approaches to the economy put pressure on the Brazilian Real. Internationally, the increasing concerns regarding the escalating trade war between the US and China along with the US Dollar appreciation versus several currencies - due to strong economic indicators and Treasury rates hikes - also contributed to the depreciation of the Brazilian Real.

The average exchange rate for Peruvian soles in 3Q18 was 3.29/US$, up 1.4% year over year. Such stability reflects the strong fundamentals of the Peruvian economy.

Market data

	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Zinc (US$/ton)	2,537	3,112	2,963	-14.4%	3,020	2,783	8.6%
Zinc (US$/lb)	1.15	1.41	1.34	-14.4%	1.37	1.26	8.6%
Copper (US$/ton)	6,105	6,872	6,349	-3.8%	6,642	5,952	11.6%
Copper (US$/lb)	2.77	3.12	2.88	-3.8%	3.01	2.70	11.6%
Lead (US$/ton)	2,104	2,388	2,334	-9.8%	2,337	2,259	3.4%
Lead (US$/lb)	0.95	1.08	1.06	-9.8%	1.06	1.03	3.4%

BRL/USD (Average)	3.950	3.606	3.164	24.9%	3.606	3.175	13.6%
BRL/USD (End of period)	4.004	3.856	3.168	26.4%	4.004	3.168	26.4%
PEN/USD (Average)	3.292	3.259	3.246	1.4%	3.263	3.266	-0.1%
PEN/USD (End of period)	3.299	3.273	3.266	1.0%	3.299	3.266	1.0%

Source: Bloomberg

Business Performance

Mining Performance

Financial — Mining Segment(5),(6)

US$ million	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Net Revenues	249.6	301.3	306.8	-18.6%	878.2	838.5	4.7%
COGS	-157.0	-148.9	-148.3	5.9%	-451.3	-443.9	-1.7%
Gross Profit	92.6	152.4	158.5	-41.6%	426.9	394.6	8.2%
Adjusted EBITDA	65.1	116.3	127.5	-49.0%	342.0	338.6	1.0%
Adj. EBITDA Mrg	26.1%	38.6%	41.6%	-37.3%	38.9%	40.4%	-3.5%

Revenues for the mining segment totaled US$249.6 million in 3Q18, a decrease of 18.6%, or US$57.2 million, when compared to US$306.8 million in 3Q17. The main drivers for the decrease in net revenues are: (i) a decrease in zinc, lead and copper market prices in 3Q18 compared to 3Q17, impacting concentrates sales by approximately US$42 million, (ii) reduced volumes mainly in Cerro Lindo, due to lower treated ore and lower grades (impact of approximately US$32 million), (iii) lower silver and gold content (impact of approximately US$2.0 million) which were partially offset by (iv) increased volumes of zinc, lead and copper in El Porvenir due to higher treated ore and higher zinc grade (impact of approximately US$10.2 million), and (v) increased volumes of zinc in Vazante impacting by approximately US$1.9 million). The average LME zinc, copper and lead prices decreased by 14.4%, 3.8% and 9.8%, respectively in 3Q18 compared to 3Q17. In the nine months of 2018, revenues totaled US$878.2 million, 4.7% higher than the US$838.5 million in the same period of last year, mainly due to higher commodities prices in the period.

Cost of sales increased 5.9% in 3Q18, totaling US$157.0 million compared to US$148.3 million in 3Q17 mainly due to (i) broader mine development particularly in the Cerro Lindo mine with the development of new mine stopes in the quarter resulting in expected higher production in the short term, and (ii) higher fixed costs associated with the preparation of roads and paths in exploitation zones costs at Atacocha, as well as higher maintenance costs in El Porvenir, Morro Agudo and Vazante. The depreciation of the Brazilian currency partially helped to mitigate these increases. Cost of sales for the nine-month period ended on September 30, 2018 amounted to US$451.3 million, up 1.7% compared to the same period of 2017. As mentioned in previous quarters, the process revisions made to reinforce safety conditions in the Company’s mines, which are now standard, took place mainly starting throughout the second half of 2017, impacting costs since then.

Adjusted EBITDA totaled US$65.1 million for the mining segment in 3Q18, a US$62.4 million decrease when compared to the same quarter of the previous year,

(5)  Segment information is reported in accordance with IFRS 8 - ‘Operating Segments’, and the data presented to the Board of Directors and CEO regarding each segment’s performance is based on accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, extraordinary revenues or expenses not allocated in any specific segment. Revenue information from the mining segment provided below reflects zinc concentrate production from the Vazante and Morro Agudo mines in Brazil, which is transferred at cost to the Três Marias smelter. As a result, the margin of zinc concentrate production from the Vazante and Morro Agudo mines is embedded in the Três Marias smelter’s financial results.  For more information, refer to explanatory note 21 in our Financial Statements.

(6)  Segment consolidation available as appendix

mainly due to lower metal prices affecting revenues and higher costs, including broader mine development as previously explained. Adjusted EBITDA in the first nine months of 2018 for the mining segment totaled US$342.0 million in line with the US$338.6 million recorded in the same period of 2017. The benefit of higher prices was partially mitigated by the cost increases mentioned above.

Mining Production

Consolidated	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Treated Ore (kton)	3,321	3,147	3,369	-1.4%		9,616	9,664	-0.5%

Zinc grade (%)	3.13	3.35	3.04	9	bp	3.22	3.23	-1	bp
Copper grade (%)	0.38	0.36	0.43	-5	bp	0.39	0.42	-3	bp
Lead grade (%)	0.52	0.53	0.50	2	bp	0.51	0.51	—
Silver grade (oz/t)	0.95	0.89	0.84	13.7%		0.91	0.88	3.6%
Gold grade (oz/t)	0.01	0.01	0.01	—		0.01	0.01	—

Zn Content (kton)	90.1	92.3	89.4	0.8%		269.6	273.4	-1.4%
Cerro Lindo	29.9	33.2	35.0	-14.7%		90.8	111.3	-18.4%
Vazante	34.5	35.0	33.8	2.1%		105.0	100.6	4.4%
El Porvenir	13.6	14.0	10.7	26.9%		43.0	32.3	33.1%
Atacocha	4.6	4.3	4.7	-0.7%		13.0	13.0	-0.3%
Morro Agudo	7.5	5.8	5.2	43.7%		17.8	16.1	10.3%
Cu Content (kton)	10.2	9.0	11.9	-14.0%		29.8	33.3	-10.3%
Pb Content (kton)	12.9	12.7	12.7	1.7%		37.8	37.6	0.7%
Ag Content (koz)(1)	2,052.5	1,846.8	1,923.2	6.7%		5,783.0	5,675.0	1.9%
Au Content (koz)	7.1	7.1	7.1	0.3%		21.6	24.6	-11.9%
Zn Eq production(2)	137.3	135.5	139.2	-1.4%		406.8	418.3	-2.8%
Cerro Lindo	59.8	58.7	67.8	-11.9%		175.6	205.3	-14.5%
Vazante	35.3	35.8	34.5	2.2%		107.2	102.9	4.2%
El Porvenir	21.8	22.7	18.0	21.6%		68.3	54.1	26.3%
Atacocha	11.7	11.4	12.5	-6.3%		34.7	36.3	-4.4%
Morro Agudo	8.7	6.9	6.4	36.3%		21.0	19.7	6.4%

(1) Silver volumes now include the silver in lead concentrate from Vazante, which was not considered in previous reports. The total difference is 355,496 oz of silver in 2017.

(2)Consolidated mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton (US$1.31/lb); Copper: US$6,166/ton (US$2.80/lb); Lead: US$2,317/ton (US$1.05/lb); Silver: US$17/oz; Gold: US$1,257/oz.

Production: Zinc equivalent production in Nexa’s mining operations totaled 137.3kton in 3Q18, down 1.4% compared to 139.2kton produced in the same period of the previous year. When compared to 2Q18, there was a slight increase of 1.8kton of zinc equivalent in 3Q18. Production totaled 406.8kton in 9M18, down 2.8% compared to 418.3kton recorded in the same period of 2017.

Comparing 3Q18 to 3Q17, the decrease of 1.4% (48 ktons) in treated ore volume and the decrease in copper grades were partially offset by the increase in zinc grades. Continuous zinc equivalent volume improvements in Morro Agudo and El Porvenir (36% and 22% respectively) were not enough to offset the decrease of 11.9% in Cerro Lindo production and 6.3% in Atacocha production as explained in detail on each asset section below.

Cash cost — Mining Segment

Consolidated cash cost	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	760	553	437	74.0%	598	583	2.6%
Cash cost net of by-products in US$/lb	0.34	0.25	0.20	74.0%	0.27	0.26	2.6%
AISC in US$/ton	1,208.5	920.4	751.6	60.8%	969.4	895.8	8.2%
AISC in US$/lb	0.55	0.42	0.34	60.8%	0.44	0.41	8.2%

(1) In accordance with the Financial Statements, we updated our AISC calculations in order to reflect G&A reclassifications to the new line labeled “Mineral exploration and project development”.

Cash cost and AISC: As mentioned in 1Q18, we have updated our AISC calculations to include sustaining CAPEX as well as health, safety and environment, tailing dams and other non-expansion related CAPEX.

The cash cost net of by-products credits increased by 74.0% to US$0.34/lb (or US$760/ton) in 3Q18 compared to US$0.20/lb (or US$437/ton) in 3Q17, mainly due to (i) lower by-products credits (-US$0.12/lb or US$266/ton) mostly due to lower prices, (ii) higher operating costs (US$0.07/lb or US$157/ton higher when compared to 3Q17) mainly in Peru due to higher development and maintenance costs, partially offset by devaluation of the BRL impacting Brazilian mines (-US$0.03/lb or US$72/ton).

AISC also increased in 3Q18, amounting to US$0.55/lb (or US$1,209/ton), 60.8% higher than in 3Q17, impacted by reasons mentioned above together with the higher CAPEX in 3Q18 when compared to 3Q17 as indicated in our annual CAPEX guidance.

For a reconciliation of AISC, refer to the appendix section “All-in Sustaining Cost — Mining”.

Mining Production Volumes and Cash Costs by Assets

Cerro Lindo, Peru

The Cerro Lindo mine is an underground mine located in Peru, which began operating in 2007, and is wholly-owned by our subsidiary Nexa Peru. In July 2017, an expansion project was completed at the processing plant, increasing its capacity to 21kton of ore per day. Since then, we have been developing new stopes, which prevented the mine from operating at full capacity in 1H18. These new stopes are expected to enable us to access new production areas and increase production in 2H18, in line with our mining production guidance. Mine development initiatives increased from ~2,400 meters per month at the beginning of the year to ~3,200 meters per month in the last two quarters, a 33% increase, and are expected to remain at those higher levels for the next 12 months. Cerro Lindo’s estimated proven and probable mineral reserves represent a mine life of approximately eight years, according to the latest report with updated information relating to mineral reserves and resources as of December 31, 2017, published on April 30, 2018 “2017 YE MRMR Update”.

Cerro Lindo, Peru	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Treated Ore (kton)	1,733	1,635	1,924	-10.0%		5,080	5,422	-6.3%

Zinc grade (%)	1.93	2.21	2.00	-7	bp	1.98	2.25	-27	bp
Copper grade (%)	0.67	0.62	0.70	-3	bp	0.66	0.70	-4	bp
Lead grade (%)	0.24	0.25	0.22	2	bp	0.23	0.25	-2	bp
Silver grade (oz/t)	0.78	0.62	0.63	24.1%		0.68	0.68	—
Gold grade (oz/t)	0.003	0.002	0.002	50.0%		0.002	0.003	-25.2%

Zn Content (kton)	29.9	33.2	35.0	-14.7%		90.8	111.3	-18.4%
Cu Content (kton)	10.1	8.8	11.8	-14.5%		29.3	32.8	-10.5%
Pb Content (kton)	3.0	3.0	3.1	-1.6%		8.7	10.1	-13.8%
Ag Content (koz)	934.0	700.1	839.6	11.2%		2,403.8	2,521.9	-4.7%
Au Content (koz)	1.2	0.7	0.8	56.5%		2.8	2.9	-2.4%
Zn Eq production(1)	59.8	58.7	67.8	-11.9%		175.6	205.3	-14.5%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton (US$1.31/lb); Copper: US$6,166/ton (US$2.80/lb); Lead: US$2,317/ton (US$1.05/lb); Silver: US$17/oz; Gold: US$1,257/oz.

Production: The zinc equivalent production in Cerro Lindo was 59.8 kton in 3Q18, 11.9% lower when compared to 67.8 kton in 3Q17 and 1.9% higher than 2Q18. The main drivers for the lower production compared to 3Q17 were lower treated ore as the new stopes started operation in the second half of the third quarter and lower zinc grades, which were anticipated in the mine plan (-7 bp for zinc and -3bp for copper, when comparing 3Q18 to 3Q17). In the nine months of 2018 the zinc equivalent production in the mine totaled 175.6 kton, 14.5% lower than in the same period in 2017, which was 205.3 kton. As discussed in prior quarters, an increase in mine development was planned to sustain a higher level of production at Cerro Lindo starting in 2H18. We concluded the development of new stopes that will allow us to keep accelerating production rates during 4Q18.

A total of 15km of diamond drilling was completed in 3Q18, primarily focused on identifying and detailing new ore bodies (OB’s).  In addition, 11km of infill diamond drilling were completed, focused on conversion and upgrading of mineral resources.

Cerro Lindo — exploration in new areas:

We started drilling activities in the Orcocobre region, north of the Topara river. We have four drills already in place and we plan to drill more than 18km from surface in the region by the end of 2019. Currently, all our discovered deposits are located south of the Topara river.

Cerro Lindo main projects:

•                  Construction of the new waste disposal deposit (Botadero Pahuaypite): The construction of the new waste disposal deposit aims to provide continuity to our Cerro Lindo unit in accordance with the mine plan. After the approval of the project by Nexa in 2Q18, the Construction License was issued by the local agencies in early July, allowing Nexa to initiate construction immediately. In 3Q18, we concluded the selection process for a construction contractor. The current ongoing activities include building the main access to the future location for a waste dump wall and drainage system. The project is progressing according to plan and Nexa estimates the new waste deposit operation to begin at the end of 1Q19.

•                  Replacement of the seawater pipeline from the desalination plant: The project was recently approved with an estimated CAPEX of US$11.8 million. The purpose is to provide mine operations with a reliable water supply from the coast, by replacing the original pipeline, which has suffered from normal wear and tear after more than a decade of operation.  The new pipeline will have a larger diameter to reduce the working pressure, improving the system’s reliability. Contractor selection took place in 3Q18 and the acquired pipeline should be delivered during 4Q18. Coordination with Peru LNG and TGP has been done for the two intersection points where the seawater pipeline crosses the gas pipes of these two companies. The project is progressing according to plan.

Cash cost Cerro Lindo, Peru	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	119	-142	-381	NA	-187	-90	NA
Cash cost net of by-products in US$/lb	0.05	-0.06	-0.17	NA	-0.09	-0.04	NA

•                  Cash cost: Cash cost net of by-products increased from a negative US$0.17/lb (or -US$381/ton) in 3Q17 to a positive US$0.05/lb (or US$119/ton) in 3Q18. The main reasons for this change are (i) higher operating costs (+US$0.14/lb or US$308/ton), mostly related to higher maintenance and development costs; (ii) lower by-products credits (-US$0.06/lb or US$131/ton) due to lower metal prices and lower copper grade; and (iii) lower zinc production due to lower treated ore and lower zinc grade (+US$0.04/lb or US$81/ton).

Vazante, Brazil

The Vazante mine is an underground mine located in the Brazilian state of Minas Gerais.  The mine is wholly-owned by our Brazilian subsidiary Nexa Recursos Minerais and began operating in 1969. The current processing capacity is 4.1kton of ore per day. This mine’s estimated proven and probable mineral reserves represent a mine life of approximately twelve years according to the 2017 YE MRMR Update as of December 31, 2017.

Vazante, Brazil	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Treated Ore (kton)	363	327	337	7.6%		1,004	979	2.6%

Zinc grade (%)	11.23	12.73	11.80	-57	bp	12.47	12.18	29	bp
Lead grade (%)	0.31	0.38	0.34	-3	bp	0.33	0.35	-2	bp
Silver grade (oz/t)	0.65	0.70	0.48	34.4%		0.63	0.59	7.8%

Zn Content (kton)	34.5	35.0	33.8	2.1%		105.0	100.6	4.4%
Pb Content (kton)	0.3	0.3	0.3	18.4%		0.8	0.9	-7.5%
Ag Content (koz)(1)	93.1	92.0	87.8	6.0%		259.9	272.6	-4.6%
Zn Eq production(2)	35.3	35.8	34.5	2.2%		107.2	102.9	4.2%

(1) Silver volumes now include the silver in lead concentrate from Vazante, which was not considered in previous reports. The difference is 355,496 oz of silver in 2017.

(2) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton (US$1.31/lb); Copper: US$6,166/ton (US$2.80/lb); Lead: US$2,317/ton (US$1.05/lb); Silver: US$17/oz; Gold: US$1,257/oz.

Production: Zinc equivalent production in Vazante was 35.3kton in 3Q18, up 2.2% compared to 3Q17 due to the increase in treated ore (363kton in 3Q18 vs. 337kton in 3Q17, a 7.6% increase) which offset the lower zinc grades of 11.23% in 3Q18 compared to 11.80% in 3Q17. In the first nine months of 2018 production totaled 107.2kton, up 4.2% compared to 102.9kton recorded in the same period of the previous year.

Vazante main projects:

•                  Vazante mine deepening project: The Vazante mine deepening is our key brownfield project (expected to extend the mine life of Vazante from 2022 to 2027). The start-up of Pumping Station EB140 Phase 1 is a significant milestone for the project (planned for 4Q18). The key highlights of the quarter were (i) the delivery of long lead time items (pumps) at the site; (ii) the conclusion of the shaft excavation; and (iii) the conclusion of the water gate construction. As of 3Q18, we reached 73% physical progress focusing on Pumping Station EB140. Production at the deeper levels represented more than 60% of Vazante’s zinc production in 3Q18.

•                  Dry stacking disposal: The project consists of the installation of a new process of filtering, drying, handling and disposal of dry tailings that meets the life of mine of Vazante. The process is to remove water from the tailing pulp derived from the flotation through a dewatering plant using thickener and press filters. Dry material is transported, stacked and compacted in the final stack. This solution will substitute the current Aroeira’s conventional tailings disposal. During 3Q18 we attained 70% overall progress in relation to the plan. The detailed engineering was concluded and the long lead items (thickener and filter) have been delivered at the site, as expected. The construction works reached 51% physical progress primarily due to the effective performance by the civil and electromechanical assembly contractor in earthworks, civil works, and steel structure erection. Project start-up is planned for 2Q19.

Cash cost Vazante, Brazil	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	867	818	910	-4.7%	837	1,005	-16.7%
Cash cost net of by-products in US$/lb	0.39	0.37	0.41	-4.7%	0.38	0.46	-16.7%

•                  Cash cost: Cash cost net of by-products decreased 4.7% when compared to 3Q17, from US$0.41/lb (or US$911/ton) to US$0.39/lb (or US$867/ton). The main reasons were: (i) the Brazilian Real devaluation (-US$0.05/lb or US$112/ton), (ii) lower treatment charges (-US$0.01 or US$26/ton), partially offset by higher operating costs (+US$0.03/lb or US$56/ton) mainly due to higher maintenance and personnel costs.

A total of 9km of diamond drilling was completed in Vazante in 3Q18, primarily focused on identifying and detailing new ore bodies.  In addition, 25km of infill diamond drilling were completed, focused on the conversion and upgrade of mineral resources.

El Porvenir, Peru

The El Porvenir mine is an underground mine located in Peru.  The mine is wholly-owned by our subsidiary Nexa Peru and began operating in 1949. The current processing capacity is 6.5kton of ore per day. This mine’s estimated proven and probable mineral reserves represent a mine life of approximately ten years, according to the 2017 YE MRMR Update as of December 31, 2017.

El Porvenir, Peru	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Treated Ore (kton)	534	539	441	21.1%		1,608	1,319	21.9%

Zinc grade (%)	2.89	2.94	2.77	12	bp	3.01	2.79	22	bp
Copper grade (%)	0.13	0.16	0.12	1	bp	0.15	0.13	2	bp
Lead grade (%)	0.98	1.00	1.11	-13	bp	0.98	1.03	-5	bp
Silver grade (oz/t)	1.30	1.91	2.06	-37%		1.68	2.03	-17.5%
Gold grade (oz/t)	0.02	0.06	0.01	11.5%		0.03	0.01	111.2%

Zn Content (kton)	13.6	14.0	10.7	26.9%		43.0	32.3	33.1%
Cu Content (kton)	0.1	0.2	0.1	59.3%		0.4	0.4	5.4%
Pb Content (kton)	4.3	4.4	3.8	12.6%		12.8	10.5	21.6%
Ag Content (koz)	617.6	648.4	568.0	8.7%		1,880.3	1,686.6	11.5%
Au Content (koz)	2.3	2.5	1.7	32.8%		7.2	6.0	19.9%
Zn Eq production(1)	21.8	22.7	18.0	21.6%		68.3	54.1	26.3%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton (US$1.31/lb); Copper: US$6,166/ton (US$2.80/lb); Lead: US$2,317/ton (US$1.05/lb); Silver: US$17/oz; Gold: US$1,257/oz.

Production: Zinc equivalent production at El Porvenir was up 21.6%, totaling 21.8kton in 3Q18 compared to 18.0kton in 3Q17, mainly due to a 21.1% increase in treated ore as well as higher zinc head grades (2.89% in 3Q18 vs. 2.77% in 3Q17).

Production in the first nine months of 2018 and 2017 totaled 68.3kton and 54.1kton respectively, a 26.3% increase.

Regarding strategic exploration activities, 11km of diamond drilling were completed during 3Q18, primarily focusing on identifying new ore bodies towards the north, along the integration area between El Porvenir and Atacocha.  In addition, over 16km of infill diamond drilling were completed, focusing on the conversion and upgrade of mineral resources.

Cash cost El Porvenir, Peru	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	1,369	904	1,235	10.8%	1,185	1,221	-3.0%
Cash cost net of by-products in US$/lb	0.62	0.41	0.56	10.8%	0.54	0.55	-3.0%

Cash cost: El Porvenir cash cost net of by-products increased from US$0.56/lb (US$1,235/ton) to US$0.62/lb (US$1,369/ton), or 10.8%, mostly due to lower by-product credits (-US$0.18/lb or US$388/ton) related to lower metal prices and lower lead and silver grades, partially offset by the positive impact of higher zinc production due to higher treated ore and zinc grade (-US$0.07/lb or US$162/ton).

Atacocha, Peru

The Atacocha mine is an underground and open pit mine located in Peru.  The mine is 67% owned by Nexa Peru and began operating in 1938. The current processing capacity is 4.5kton of ore per day. This mine’s estimated proven and probable mineral reserves represent a mine life of approximately twelve years estimated according to the 2017 YE MRMR Update as of December 31, 2017.

Atacocha, Peru	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Treated Ore (kton)	401	384	385	4.0%		1,152	1,125	2.4%

Zinc grade (%)	1.49	1.42	1.53	-4	bp	1.45	1.46	-1	bp
Copper grade (%)	0.10	0.10	0.09	1	bp	0.10	0.08	2	bp
Lead grade (%)	1.11	1.11	1.21	-10	bp	1.17	1.19	-2	bp
Silver grade (oz/t)	1.36	1.40	1.41	-3.7%		1.42	1.37	3.1%
Gold grade (oz/t)	0.01	0.02	0.02	-36.1%		0.02	0.02	-24.5%

Zn Content (kton)	4.6	4.3	4.7	-0.7%		13.0	13.0	-0.3%
Cu Content (kton)	0.0	0.0	0.0	40.2%		0.1	0.1	4.1%
Pb Content (kton)	3.8	3.6	4.1	-7.4%		11.5	11.5	-0.5%
Ag Content (koz)	407.8	406.3	427.8	-4.7%		1,239.0	1,193.9	3.8%
Au Content (koz)	3.6	3.9	4.6	-21.4%		11.6	15.7	-25.8%
Zn Eq production(1)	11.7	11.4	12.5	-6.3%		34.7	36.3	-4.4%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton (US$1.31/lb); Copper: US$6,166/ton (US$2.80/lb); Lead: US$2,317/ton (US$1.05/lb); Silver: US$17/oz; Gold: US$1,257/oz.

Production: Zinc equivalent production at Atacocha dropped by 6.3% to 11.7kton in 3Q18, compared to 12.5kton in 3Q17. The lower zinc equivalent volume was driven mainly by lower grades in zinc (1.49% in 3Q18 vs. 1.53% in 3Q17) and lead (1.11% in 3Q18 vs 1.21% in 3Q17). In the first nine months of 2018, production totaled 34.7kton, 4.4% lower than 36.3kton in the same period of 2017 mainly due to lower gold production.

Regarding exploration activities, 7km of diamond drilling were completed during 3Q18, primarily focused on identifying new ore bodies, and the conversion and upgrade of mineral resources towards the southern area of the San Gerardo open pit.  Also, 12km of infill diamond drilling were completed, focusing on the conversion and upgrade of mineral resources.

Pasco complex main projects (El Porvenir and Atacocha):

The El Porvenir and Atacocha mines that form the Pasco mining complex are currently undergoing an operational integration process. This complex integration involves shared tailings, storage facilities and shared underground infrastructure among other benefits.

•                  Elevation of El Porvenir tailings dam level: This project aims to ensure sustainability of the Atacocha and El Porvenir operations. The feasibility study (FEL3) was finished in 2Q18, comprising two new dam raises (levels 4060 and 4064), totaling CAPEX of US$28.9 million. During 3Q18, Nexa approved the raise to level 4060, with a total initial CAPEX of US$17.2 million. The Environmental Impact Assessment (EIA) has already been obtained. We are still performing the selection of the key construction contractor. The level 4064 raise and the rain water diversion channel are in their final study stage (FEL3), and will follow the internal approval process during 4Q18.

•                  Waste disposal: As expected, the construction of the new waste disposal to allow the continuity of the San Gerardo’s open pit mine in Atacocha was concluded in 3Q18, with a total CAPEX of US$6.6 million, below the US$8.4 million originally approved. The second phase is under feasibility study (FEL3) and is over 90% complete. Construction of the second phase is expected to be approved in 1Q19 and completed by 2Q20, due to modifications in the mining plan and license requirements, without any impact to Atacocha’s plant operation.

Cash cost Atacocha, Peru	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	940	1,411	-233	N/A	889	-83	N/A
Cash cost net of by-products in US$/lb	0.43	0.64	-0.11	N/A	0.40	-0.04	N/A

Cash cost: Atacocha cash cost net of by-products increased from negative US$0.11/lb (-US$233/ton) to a positive US$0.43/lb (US$940/ton) compared to 3Q17. Cash Cost was impacted mostly by (i) lower by-product credits (-US$0.38/lb or US$829/ton), as a result of lower prices and lower production of lead concentrate due to lower lead grades, (ii) higher operating costs (+US$0.08/lb or US$172/ton) mainly related to higher maintenance costs, and (iii) lower zinc production due to lower zinc grades (+US$0.08/lb or US$174/ton).

Morro Agudo, Brazil

The Morro Agudo complex, located in the Brazilian state of Minas Gerais, includes an underground and an open pit mine.  The complex is wholly-owned by our subsidiary Nexa Recursos Minerais and began operating in 1988. The current processing capacity is 3.4kton of ore per day. As of June 30, 2017, the mine’s estimated mineral resources presented a potential mine life of approximately 11 years estimated in a preliminary economic assessment level of study.

Morro Agudo, Brazil	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Treated Ore (kton)	291	261	281	3.4%		772	819	-5.7%

Zinc grade (%)	2.84	2.40	2.12	72	bp	2.51	2.17	34	bp
Lead grade (%)	0.71	0.62	0.70	1	bp	0.66	0.70	-4	bp

Zn Content (kton)	7.5	5.8	5.2	43.7%		17.8	16.1	10.3%
Pb Content (kton)	1.5	1.4	1.4	2.7%		4.0	4.5	-10.9%
Zn Eq production(1)	8.7	6.9	6.4	36.3%		21.0	19.7	6.4%

(1) Mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton (US$1.31/lb); Copper: US$6,166/ton (US$2.80/lb); Lead: US$2,317/ton (US$1.05/lb); Silver: US$17/oz; Gold: US$1,257/oz.

Production: Zinc equivalent production at Morro Agudo was 36.3% higher in 3Q18 compared to the same period of 2017, 8.7kton and 6.4kton respectively, affected by higher grades and higher treated ore.  In the first nine months of 2018, production totaled 21.0kton, 6.4% higher than the same period in 2017 despite the lower treated ore volume of 5.7%.

Cash cost Morro Agudo, Brazil	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	1,135	1,543	1,460	-22.3%	1,522	1,571	-3.1%
Cash cost net of by-products in US$/lb	0.51	0.70	0.66	-22.3%	0.69	0.71	-3.1%

Cash cost: Morro Agudo cash cost net of by-products decreased to US$0.51/lb (US$1,135/ton) in 3Q18 from US$0.66/lb (US$1,460/ton) in the 3Q17, a 22.3% reduction in the period, mostly impacted by higher zinc production due to higher treated ore and higher zinc grade (-US$0.24/lb or US$528/ton) and the Brazilian Real devaluation (-US$0.23/lb or US$503/ton). The reduction was partially offset by (i) higher operating costs (+US$0.09/lb or US$208/ton) related to higher personnel and maintenance costs, and (ii) lower by-products revenue (-US$0.23/lb or US$497/ton) due to lower lead price.

A total of 5km of diamond drilling was completed in Morro Agudo in 3Q18, primarily focused on identifying and detailing new ore bodies.  In addition, 9km of infill diamond drilling were completed, focused on the conversion and upgrade of mineral resources.

Smelting Performance

Financial - Smelting(7),(8)

US$ million	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Net Revenues	483.0	520.2	499.1	-3.2%	1,560.5	1,387.7	12.5%
COGS	-444.1	-480.8	-459.8	-3.4%	-1,440.3	-1,245.3	15.7%
Gross Profit	38.9	39.4	39.3	-1.0%	120.2	142.5	-15.6%
Adjusted EBITDA	57.0	46.7	40.9	39.4%	133.5	121.2	10.2%
Adj. EBITDA Mrg	11.8%	9.0%	8.2%	44.0%	8.6%	8.7%	-2.0%

(1) Segments information is reported in accordance with IFRS 8 - ‘Operating Segments’, and the information presented to the Directors and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, extraordinary revenues or expenses not allocated in a specific segment. Revenues from the mining segment set out above reflect zinc concentrates production from the Vazante and Morro Agudo mines in Brazil that is transferred at cost to the Três Marias smelter. As a result, zinc concentrates production from our Vazante and Morro Agudo mines has its margin embedded in the Três Marias smelter financial results.  For more information, please refer to explanatory note 21 of our Financial Statements.

Revenues for the smelting segment totaled US$483.0 million in 3Q18, down 3.2%, or US$16.1 million compared to US$499.1 million in 3Q17. The main driver for the decrease in net revenues was the decrease in zinc market prices in 3Q18 compared to 3Q17, impacting metal sales by approximately US$23.1 million, partially offset by a higher sales volume of metallic zinc, impacting smelting revenues by approximately US$5.2 million. Revenues totaled US$1,560.5 million in the first nine months of 2018, up 12.5% compared to US$1,387.7 million recorded in the same period last year, mainly reflecting higher sales and higher LME metal prices.

Cost of sales in 3Q18 was US$444.1 million, 3.4% lower than US$459.8 million in 3Q17. The main drivers of this decrease are: (i) lower zinc LME prices in 3Q18 when compared to 3Q17, impacting zinc concentrate acquisitions by approximately US$18.1 million. Cost of sales for the nine months ended September 30, 2018 totaled US$1,440.3 million, up 15.7% compared to US$1,245.3 million in the same period of 2017.

As discussed in the previous quarter, Brazilian truck drivers went on strike between May 22 and May 31, 2018. The Company deemed the full year financial impacts caused by such interruptions immaterial, despite the sales backlog caused by the strike. This backlog drove a sales increase of 4.4% in 3Q18 while production was in line with 3Q17.

Adjusted EBITDA totaled US$57.0 million in 3Q18, a 39.4% or US$16.1 million increase when compared to the same quarter of the previous year. In the first nine months of 2018, the smelting segment adjusted EBITDA totaled US$133.5 million compared to US$121.2 million in the same period of 2017, an increase of 10.2%.

(7)  Segments information is reported in accordance with IFRS 8 - ‘Operating Segments’, and the information presented to the Board of Directors and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, extraordinary revenues or expenses not allocated in a specific segment. Revenues from the mining segment set out below reflect zinc concentrates production from the Vazante and Morro Agudo mines in Brazil that is transferred at cost to the Três Marias smelter. As a result, zinc concentrates production from our Vazante and Morro Agudo mines has its margin embedded in the Três Marias smelter financial results.  For more information, please refer to explanatory note 21 of our Financial Statements.

(8)  Segment consolidation available as appendix

Sales volume and cash cost

Consolidated	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Metallic zinc Sales (kton)	149.8	143.1	143.6	4.4%		430.3	410.1	4.9%
Global Recovery	93.7%	93.3%	94.8%	-110	bp	93.8%	94.4%	-66	bp
Zinc oxide Sales (kton)	10.2	9.0	10.2	0.5%		28.4	28.8	-1.5%

Sales: Sales of metallic zinc in 3Q18 were 4.4% higher than in 3Q17, totaling 149.8kton, supported by higher demand in the quarter and also a sales backlog generated in Brazil due to the truck drivers’ strike that took place in May. Sales also rose to 430.3kton in 9M18, a 4.9% increase compared to 410.1kton in 9M17, when production and sales were impacted by heavy rainfalls and floods in Peru.

Consolidated cash cost	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	2,453	2,862	2,679	-8.4%	2,845	2,497	13.9%
Cash cost net of by-products in US$/lb	1.11	1.30	1.22	-8.4%	1.29	1.13	13.9%
AISC in US$/ton	2,684	3,092	2,925	-8.2%	3,054	2,743	11.3%
AISC in US$/lb	1.22	1.40	1.33	-8.2%	1.39	1.24	11.3%

(1) In accordance with the Financial Statements, we updated our AISC calculations in order to reflect G&A reclassifications to the new line labeled “Mineral exploration and project development”.

Cash cost: cash cost net of by-products credits decreased by 8.4% to US$1.11/lb (or US$2,453/ton) in 3Q18, compared to US$1.22/lb (or US$2,679/ton) in the same period of the previous year, mainly due to (i) lower raw material costs driven by lower zinc prices (-US$0.09/lb or US$ 197/ton), and (ii) Brazilian currency devaluation (- US$0.02/lb orUS$42/ton).

AISC also decreased in 3Q18, impacted by the aforementioned reasons.

For a reconciliation of AISC, please refer to the appendix section “All-in Sustaining Cost — Smelting”.

Sales Volumes and Cash Cost by Assets

Cajamarquilla, Peru

The Cajamarquilla smelter, wholly-owned by Nexa, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America and the seventh largest worldwide, according to Wood Mackenzie data from 2017. Cajamarquilla uses roast-leach-electrowinning technology, with a nominal production capacity of 335kton per year.  The smelter sold 84.3kton in 3Q18, slightly higher than 3Q17 (up 0.6%). Sales in the first nine months of 2018 were 7.3% higher than the same period of 2017, 245.1kton and 228.4kton respectively, also explained by the challenging weather conditions faced in early 2017 compared to a sound performance this year.

Cajamarquilla, Peru	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Metallic zinc Sales (kton)	84.3	81.9	83.8	0.6%		245.1	228.4	7.3%
Global Recovery	93.3%	93.7%	95.8%	-253	bp	94.0%	95.2%	-127	bp

Cajamarquilla main project:

•                  Conversion to Jarosite process: The project is expected to improve the zinc recovery rate by 3% at the Cajamarquilla smelter. The total CAPEX for the conversion is estimated at US$44.9 million, and the project is expected to be completed by 3Q19. As of 3Q18, the project’s execution phase has progressed 17%, primarily led by engineering and procurement activities. Other 3Q18 highlights include: (i) SNC Lavalin´s initiation of a detailed engineering development plan (to be concluded at the beginning of 4Q18); (ii) start of the mobilization of a construction contractor (HV) for the critical path which is the Thickeners and Tanks; and (iii) the conclusion of the selection process for electromechanical contractor (SSK).

Cash cost Cajamarquilla, Peru	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	2,480	2,948	2,649	-6.4%	2,869.2	2,520.2	13.8%
Cash cost net of by-products in US$/lb	1.12	1.34	1.20	-6.4%	1.30	1.14	13.8%

Cash cost: Cajamarquilla cash cost net of by-products decreased to US$1.12/lb (US$2,480/ton) in 3Q18 from US$1.20/lb (US$2,649/ton) in 3Q17, a 6.4% reduction compared to the same quarter of the previous year, mostly driven by lower zinc LME prices impacting raw material cost (-US$0.10/lb or US$215/ton) and higher metallic zinc sales.

Três Marias, Brazil

The Três Marias smelter, wholly-owned by our subsidiary Nexa Recursos Minerais, is located in the Brazilian state of Minas Gerais and began operating in 1969. Três Marias processes zinc silicate concentrate from Nexa’s Vazante mine and zinc sulfide concentrate from Nexa’s Morro Agudo mine and uses roast-leach-electrowinning technology, with a nominal production capacity of 190kton per year. The smelter sold 44.5kton of metallic zinc in 3Q18, 12.2% higher than in 3Q17 mainly due to the sales backlog generated during the truck drivers’ strike. Sales in the first nine months of 2018 totaled 126.7kton, 6.5% higher than the 119.0kton recorded in the same period of 2017.

Três Marias, Brazil	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Metallic zinc Sales (kton)	44.5	42.0	39.7	12.2%		126.7	119.0	6.5%
Global Recovery	94.0%	93.4%	94.4%	-37	bp	93.9%	94.7%	-79	bp
Zinc oxide Sales (kton)	10.2	9.0	10.2	0.5%		28.4	28.8	-1.5%

Três Marias main project:

•                  Murici tailings complex: The project consists of the construction of a new tailings deposit divided into four phases: Central Module, East Module, West I Module and West II Module. These deposits have a capacity to receive 17 million m3 of tailings. The Central, East, and West II modules have already been completed (West II dam is currently waiting for the operating license permit).  We will initiate the last phase (West I Module) in 2020, when the Murici’s complex project reaches its full capacity.

Cash cost Três Marias, Brazil	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	2,439	2,830	2,674	-8.8%	2,863	2,416	18.5%
Cash cost net of by-products in US$/lb	1.11	1.28	1.21	-8.8%	1.30	1.10	18.5%

Cash cost: Três Marias cash cost net of by-products decreased by 8.8% compared to the 3Q17 level of US$1.21/lb (US$2,674/ton) to US$1.11/lb (US$2,439/ton) in 3Q18, mostly driven by lower zinc market prices impacting raw material cost (-US$0.12/lb or US$254/ton) and Brazilian currency devaluation (-US$0.03/lb or US$ 67/ton).

Juiz de Fora, Brazil

The Juiz de Fora smelter, wholly-owned by our subsidiary Nexa Recursos Minerais, is located in the Brazilian state of Minas Gerais and began operating in 1980. This smelter uses roast-leach-electrowinning and Waelz Furnace technologies, with a nominal production capacity of 89kton per year. It sold 21.0kton in 3Q18, 4.6% higher than 3Q17 mainly because of the sales backlog caused by the truck drivers’ strike as mentioned before. Compared to 2Q18, 3Q18 global recovery was slightly higher due to higher consumption of roasted inventory. Sales in the first nine months of 2018 were 6.8% lower than the same period of 2017, 58.4kton and 62.7kton respectively.

Juiz de Fora, Brazil	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Metallic zinc Sales (kton)	21.0	19.2	20.1	4.6%		58.4	62.7	-6.8%
Global Recovery	94.86%	91.28%	92.37%	249	bp	92.9%	91.2%	169	bp

Cash cost Juiz de Fora, Brazil	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Cash cost net of by-products in US$/ton	2,368	2,643	2,349	0.8%	2,736	2,444	11.9%
Cash cost net of by-products in US$/lb	1.07	1.20	1.07	0.8%	1.24	1.11	11.9%

Cash cost: Juiz de Fora 3Q18 cash cost net of by-products of US$1.07/lb (US$2,368/ton) were in line with 3Q17, mainly due to the positive effect of the Brazilian currency devaluation (-US$0.07/lb or US$ 145/ton) partially offset by higher input costs (+0.04/lb or US$88/ton).

Energy Assets

On September 2018, the Brazilian Electricity Regulatory Agency (“ANEEL”) consented to the transfer of certain energy assets owned by Nexa Brazil to Pollarix, an affiliate of Nexa Resources. Therefore Nexa can now move on with the payment of the balance amounting to R$290 million to Votorantim S.A. which is expected for 4Q18 and fully conclude the transaction in the first quarter of 2019. This is part of the plan, as disclosed in the annual consolidated financial statements of the Company for the year ended December 31, 2017, to settle a prior obligation with Votorantim SA related to the rights to use these assets. There were no impacts on the consolidated financial statements for the nine months ended September 30, 2018 due to this approval.

Upon completion of the aforementioned plan, Nexa will hold a 1/3 (one third) equity interest (all ordinary shares) in Pollarix and VSA and its subsidiaries will hold 2/3 (two-thirds) equity interest (all preferred shares), the latter of which have limited voting rights and are entitled to dividends per share equal to 1.25 times the dividends per share payable on the ordinary shares.

CAPEX

US$ million	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	2017	2016	2015
Mining	39.6	35.2	20.0	29.6	22.4	35.4	19.7	107.1	105.1	98.3
Cerro Lindo	4.5	1.6	0.5	2.7	2.9	1.2	0.7	7.5	18.8	16.2
El Porvenir	5.8	3.6	4.7	2.6	1.7	9.9	5.5	19.9	35.8	37.9
Atacocha	2.8	6.8	2.1	3.1	0.8	1.3	0.7	5.9	7.7	11.6
Vazante	22.7	21.2	11.2	18.4	11.2	16.5	9.2	55.3	34.2	29.0
Morro Agudo	3.8	1.9	1.6	2.7	5.9	6.4	3.6	18.6	8.7	3.6
Smelting	23.3	19.1	10.1	21.4	21.6	24.4	13.6	81.0	62.8	72.6
CJM	9.0	2.3	2.2	3.3	3.6	8.5	4.7	20.0	26.5	28.5
Três Marias	8.9	12.8	5.7	12.9	13.2	11.2	6.2	43.5	23.8	34.1
Juiz de Fora	5.4	4.0	2.1	5.3	4.8	4.7	2.6	17.5	12.5	10.0
Other	8.3	4.1	2.9	15.9	1.1	-4.8	-2.7	9.5	15.1	16.2

Expansion	19.4	19.2	9.6	13.0	11.1	15.9	8.9	48.8	41.4	35.8
Non-Expansion	51.8	39.3	23.3	53.9	34.0	39.1	21.8	148.8	141.6	151.3

Total	71.2	58.5	33.0	66.9	45.1	55.0	30.7	197.6	183.0	187.1

US$ million	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	2017	2016	2015
Modernization	3.7	0.7	1.0	5.9	3.2	7.9	4.4	21.4	19.6	15.3
Sustaining	19.6	14.9	9.4	16.5	16.3	17.1	9.5	59.4	54.1	49.6
HSE	23.0	20.5	11.2	16.2	14.9	19.9	11.1	62.1	58.5	72.9
Other	5.6	3.1	1.7	15.4	-0.4	-5.8	-3.2	5.9	9.4	13.5
Non-Expansion	51.8	39.3	23.3	53.9	34.0	39.1	21.8	148.8	141.6	151.3

Total CAPEX(9) amounted to US$71.2 million in the third quarter of 2018 and US$ 162.7 million for 9M18, mainly consisting of the deepening of the Vazante mine and investments in the tailing dams of the Três Marias smelter in Brazil. The CAPEX was US$21.6 million below budget for 3Q18 — approximately half of this difference is explained by the devaluation of the Brazilian currency since most of the Brazilian CAPEX is denominated in Brazilian Reais and translated to US dollars. Out of our total CAPEX, 27% was directed towards brownfield expansion projects in 3Q18, in line with Nexa’s strategy of developing its mining business.

As explained before, we adjusted our capital expenditures for 2018, especially due to the Brazilian currency devaluation, to US$260 million. The main projects for 2018 after the guidance revision are listed below with updated figures:

•                  Vazante’s life of mine extension (US$46 million);

•                  Implementation of dry stack tailings at Vazante (US$20 million);

•                  FEL 3 and potential commencement of execution of Aripuanã project in Brazil (US$22 million) which was subsequently approved in October 2018; and

(9)  Total CAPEX is the sum of acquisitions of property, plant and equipment and acquisition of intangible assets, as published in the consolidated statement of cash flows.

•                  Process conversion at the Cajamarquilla Smelter from the Goethite process to the Jarosite process (US$15 million) which is expected to increase zinc recovery at the plant.

Other brownfield mining projects, including the development of the Ambrosia trend at the Company’s Morro Agudo mine, are also covered in expansion CAPEX. Current expenditures in early-stage mining projects are considered expenses in operating results (see “Operational Results — Mineral exploration and Project development”) and totaled US$33.1 million in 3Q18.

Non-expansion projects accounted for 73% of the total CAPEX in 3Q18. The main non-expansion projects are related to environmental, health and safety investments, sustaining and investments in tailings dams.

Greenfields

In addition to our mines and smelters, we hold interests in five greenfield mining projects in Peru (Shalipayco, Magistral, Hilarión, Pukaqaqa and Florida Canyon Zinc) and two in Brazil (Aripuanã and Caçapava do Sul).

Aripuanã project

Outlook: after the conclusion of the feasibility study and detailed analysis by the Company’s management, the Board of Directors approved the start-up of construction of the Aripuanã project in October 2018. The Company filed a technical report (the “Aripuana Technical Report”) that summarizes the results of a feasibility study, including first-time public disclosure of mineral reserves estimates calculated in accordance with NI 43-101.

The installation license is expected by the end of 2018, which will allow the Company to proceed with construction.The Company expects to invest 35% of the total estimated CAPEX of US$392 million for the Aripuanã project in 2019 and 49% in 2020 with residual investments to be made during the start of production in 2021.

Aripuanã highlights:

•                  Nexa Resources owns a 70% stake in the Aripuanã project through its subsidiaries.

•                  Nexa Resources is currently fully funding the development of the Aripuanã project. Now that the bankable feasibility study has been completed, our joint venture partner has 180 days from receipt of delivery of such study to decide whether to contribute funds to the project on a pro-rata basis and, if it elects to do so, has 12 months equally counted from receipt of delivery of the study to demonstrate that it has obtained guarantees to the necessary funding.

•                  The Aripuanã zinc polymetallic deposits are typical Volcanogenic Massive Sulphide (VMS) deposits.

•                  The project’s zinc process flowsheet has been developed by considering conventional technologies for treatment, including sequential flotation for the recovery of zinc, copper, and lead as separate concentrates.

•                  The deposits are expected to support a production rate of 2.3 million tonnes of ore per year.

•                  The processing plant can treat up to 6,300 tonnes per day of ore.

•                  The concentrate production startup is expected by early 2021.

•                  Expected zinc equivalent average production is 120kton per year(10), considering only mineral reserves, including 66.7kton of zinc, which is equivalent to 18% of Nexa’s 2017 zinc production of 375.4kton.

•                  Expected average annual production is:

•                  Zinc: 66.7kton;

•                  Lead: 23.0kton;

•                  Copper: 3.7kton;

•                  Silver: 1.87 million ounces (contained in copper and lead concentrates); and

•                  Gold: 13.0 thousand ounces (contained in copper and lead concentrates).

•                  Expected Aripuanã zinc concentrate average annual production is equivalent to 28% of the volume bought in 2017 from third-party suppliers, contributing to higher mining and smelting integration.

•                  The proven and probable mineral reserves comprise 26.2 million tonnes at grades of 3.7% Zn, 1.4% Pb, 0.2% Cu, 0.3 g/t Au, and 34 g/t Ag.

•                  According to the Aripuana Technical Report and based on current mineral reserves, the project has an estimated CAPEX of US$392 million, net present value (NPV) of US$129 million (at a discount rate of 9%), internal rate of return (IRR) of 15.8% (both in real terms), average BRL/USD FX rate of 3.90, consensus long-term metal prices(1) and life of mine of 13 years. The IRR and NPV mentioned above consider the after taxes return at the project level.

•                  There is excellent potential to extend mine life by up to six years at higher grades, based on the significant current inferred mineral resources and Nexa’s good track record of conversion to indicated resources.

Please visit http://ir.nexaresources.com/regulatoryfilings à others for a Press Release with more details on the approval of the construction of Aripuanã and related Aripuana Technical Report including the NI 43-101 mineral reserves and resources estimates as of July 31, 2018.

Shalipayco

The scoping study (FEL1) is being developed by Wood Group (formerly Amec Foster Wheeler). At this stage we are studying the best business strategy for Shalipayco. One of the potential alternatives is to feed our existing beneficiation plant at El Porvenir with crushed ore.  We are in the process of obtaining an EIAsd, in order to start a hydrogeological campaign by the end of 2018 and subsequently to allow the development of a pre-feasibility study (PFS). The metallurgical testworks are already underway.

Magistral

The drilling campaign was completed in June 2018 and the metallurgical testwork under development is expected to be concluded by 4Q18. Based on the work plan developed during the scoping study (FEL1), several pre-feasibility study (FEL2) trade-offs were analyzed by Ausenco during 2Q18, including the assessment of the potential for a future underground mine.  During 3Q18, we selected the best alternative for

(10)  Consolidated mining production in kton of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade based on consensus, long-term forecasts from banks, financial institutions, and other sources selected by Nexa. The prices used in the Aripuana Technical Report and for the zinc equivalent conversion are: Zinc: US$2,232/ton (US$1.01/lb); Copper: US$6,594/ton (US$2.99/lb); Lead: US$1,927/ton (US$0.87/lb); Silver: US$18/oz.; Gold: US$1,216/oz

the project, which was presented to NEXA’s management. The pre-feasibility study on the selected alternative for the project is expected to be concluded in 3Q19.

Pukaqaqa

The drilling campaign in the Pukaqaqa region is underway and is expected to be completed by 4Q18, ahead of schedule. Boreholes for metallurgy testwork were prioritized and samples for this aim have been characterized, selected and sent to metallurgical testwork. The results are expected to be finshed in 4Q18. Meanwhile, some PFS studies are in progress by JRI, which should support the selection of the best project alternative. The tailings storage facility design is also expected to be finished in 4Q18.

Florida Canyon, Peru

Drilling will commence soon on our Florida Canyon zinc project in northern Peru.  All permits required to begin drilling have been received and a new community agreement has been signed.  The Florida Canyon Project is held in a joint venture between Nexa Peru (61%) and Solitario Zinc Corp (39%). Nexa is the manager of the project.

The program consists of drilling 41 core holes totaling approximately 17km designed to test highly prospective resource expansion opportunities identified by deposit modeling during preparation of the 2017 Florida Canyon pre economic assessment (PEA).

Consolidated Financial Results

US$ million	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Net Revenues	595.1	636.5	625.8	-4.9%		1,907.8	1,746.5	9.2%
Cost of sales	-488.1	-474.3	-447.8	9.0%		-1,447.3	-1,284.6	12.7%
Raw materials and consumables used	-196.1	-289.4	-258.2	-24.0%		-806.7	-791.6	1.9%
Employee benefit expenses	-46.0	-44.1	-44.9	2.3%		-133.9	-133.7	0.1%
Depreciation, amortization and depletion	-65.6	-67.5	-63.9	2.6%		-202.0	-196.9	2.6%
Services, miscellaneous	-129.9	-35.1	-28.8	351.4%		-190.2	-76.2	149.6%
Other expenses	-50.5	-38.2	-34.7	45.4%		-114.6	-64.2	78.7%
SG&A	-36.6	-43.8	-38.3	-4.4%		-123.8	-114.3	8.3%
Selling (1)	-4.2	-5.1	-4.3	-1.4%		-12.9	-12.3	5.0%
General & Adm	-32.4	-38.8	-34.0	-4.8%		-110.9	-102.0	8.7%
Mineral exploration and project development	-33.1	-27.5	-23.1	43.3%		-79.9	-55.3	44.6%
Other Operating Results	16.0	3.5	-20.8	N/A		12.4	-43.1	N/A
Environmental and asset retirement obligations	4.5	13.0	-1.4	N/A		17.5	-12.8	N/A
Judicial provision	-1.0	0.4	5.0	N/A		-4.9	0.0	N/A
Mining Obligations	-3.4	-4.7	-6.8	-50.8%		-9.8	-9.1	8.0%
Loss on sale of property, plant & equipment and intangibles assets	-0.2	-9.4	-2.6	-93.0%		-8.9	-3.3	168.8%
Corporate projects	-3.9	-3.4	-2.5	-2.8%		-8.9	-4.8	86.9%
Net operating hedge loss	16.0	7.2	-6.2	N/A		23.5	-12.0	N/A
Gain on sale of investments	0.0	0.0	-0.4	N/A		0.3	4.6	-92.4%
Others	3.9	0.4	-5.8	N/A		3.5	-5.8	N/A
Net Financial Result	-44.3	-152.4	25.8	N/A		-225.7	-40.1	462.3%
Financial income	7.2	27.8	4.2	70.5%		26.5	25.1	5.7%
Financial expenses	-29.4	-31.6	-29.7	-0.8%		-90.9	-81.1	12.0%
Foreign exchange gains (loss), net	-22.1	-148.6	51.2	N/A		-161.4	15.8	N/A
Depreciation, amortization and depletion	66.6	68.6	65.2	2.2%		205.2	200.4	2.4%
Adjusted EBITDA	119.8	162.9	161.3	-25.7%		473.9	445.1	6.5%
Adj. EBITDA Margin	20.1%	25.6%	25.8%	-564	bp	24.8%	25.5%	-64	bp
Income Tax	-2.0	22.7	-40.5	-95.1%		-9.1	-67.8	-86.6%
Net Income	6.9	-35.3	81.0	-91.5%		34.3	141.3	-75.7%
Attributable to Nexa shareholders	7.4	-40.5	69.7	-89.4%		22.0	114.7	-80.8%
Attributable to non-controlling interests	-0.4	5.1	11.3	N/A		12.3	26.6	-53.7%
Avg # of shares (in ‘000)	133,320	133,320	112,821	18.2%		133,321	112,821	18.2%
EPS(2) attributable to Nexa shareholders (in US$)	0.06	-0.30	0.62	-91.1%		0.17	1.02	-83.8%

Note: Information regarding each of the last eight quarters is available in the appendix. A reconciliation of adjusted EBITDA is available at the end of this section.

(1) Freight costs were reclassified from selling expenses to cost of sales in 1Q18 and previous quarters due to the adoption of IFRS 15.

(2) Reflects corrected EPS for prior periods. See “Restatement of Earnings Per Share” on note 2.2.2 of NEXA’s Financial Statements for further information.

Revenues totaled US$595.1 million in 3Q18, a decrease of 4.9%, or US$30.7 million, when compared to US$625.8 million in 3Q17, mainly due to lower base metals prices in the global market. The average LME zinc price in 3Q18 was 14.4% lower than the average in the same quarter of 2017 but the reduction did not fully impact 3Q18 effective prices. Copper and lead LME prices also decreased by 3.8% and 9.8%, respectively. Revenues totaled US$1,907.8 million in the first nine months of 2018, up 9.2% compared to US$1,746.5 million recorded in the same period of 2017 reflecting the impact of higher metal prices in the 1H18.

Cost of sales increased by 9.0% in 3Q18, totaling US$488.1 million compared to US$447.8 million in 3Q17, mainly due to (i) higher development costs, particularly in Cerro Lindo as explained above; (ii) development, sustaining and maintenance costs in El Porvenir; (iii) higher auxiliary services in Atacocha; and (iv) higher personnel and maintenance costs in the Brazilian operations. The cost of sales for 9M18 was 12.7% higher than the same period of last year, US$1,447.3 million and US$1,284.4 million, respectively, mainly reflecting the higher cost of concentrate purchased by our smelters in 1H18 and the reasons listed above for 3Q18.

SG&A expenses totaled US$36.6 million in 3Q18, compared to US$38.3 million in 3Q17. The 3Q18 total is composed of US$4.2 million in selling expenses and US$32.4 million in general and administrative (G&A) expenses. G&A expenses decreased by 4.8%, or US$1.6 million mainly due to the Brazilian currency devaluation. SG&A totaled US$123.8 million in 9M18, up 8.3% compared to US$114.3 million recorded in the same period of last year.

Other operating results were a positive US$16.0 million in 3Q18 compared to a US$20.8 million expense in 3Q17. This decrease in expenses is mainly explained by a positive variation of US$22.0 million in hedge operations (we hedge our quotation periods) in the 3Q18 (when zinc prices decreased) and lower expenses regarding mining obligations totaling US$3.4 million. Other operating results totaled a positive US$12.4 million in 9M18, compared to expenses of US$43.1 million in 9M17 due to a positive variation of US$35.4 million in hedge operations results.

Mineral exploration and project development (previously called Project expenses) totaled US$33.1 million, 43.3% higher than US$23.1 million in the 3Q17, mainly due to higher expenses in projects development such as Magistral and Pukaqaqa in line with our plan to expand resources and reserves. In 9M18, those expenses totaled US$79.9 million, 44.6% higher than in the same period of 2017, reflecting the continuous efforts to expand our growth opportunities.

Net financial results

Net financial results amounted to a loss of US$44.3 million in 3Q18, compared to a gain of US$25.8 million in 3Q17, a negative variation of US$70.1 million, mainly due to non-cash foreign exchange losses of US$22.1 million incurred in 3Q18 (primarily a result of the impact of foreign exchange variation on the intercompany loans, as explained below). This compares to a foreign exchange gain of US$51.2 million in 3Q17. There was a 3.8% depreciation of the BRL against the US dollar during 3Q18, while the currency appreciated 4.2% in 3Q17.

Foreign exchange losses, net are mainly related to certain US dollar denominated intercompany debt of Nexa Brazil with NEXA Resources (Luxembourg).

Intercompany loans balances are fully eliminated in the consolidated financial statements; however, foreign exchange gains or losses are not eliminated in the consolidated financial statements, and are presented as foreign exchange loss, net. As of September 30, 2018, the outstanding intercompany balance was US$510.9 million (versus US$751.4 million on June 30, 2018 and US$1,113.4 million on March 31, 2018).

Consistent with the Company’s strategy of reducing its exposure to foreign exchange fluctuations, Nexa prepaid a total of US$240.0 million of the outstanding principal amount of the aforementioned intercompany loans during 3Q18. Since the beginning of the year, the Company has prepaid a total amount of US$600.0 million.

The losses explained above do not result in cash outflows since these losses arise from a non-cash foreign exchange effect on intercompany loans in 3Q18.

Income tax — driven by the foreign exchange variation explained above — was US$2.0 million, which includes the current US$4.6 million tax expense and US$2.6 million deferred tax benefits in 3Q18, compared to a US$40.5 million total tax expense in 3Q17. Income tax expenses for the first nine months of 2018 totaled US$9.1 million compared to US$67.8 million in the same period of 2017.

Net income attributable to Nexa’s shareholders amounted to US$7.4 million in 3Q18, compared to US$69.7 million in 3Q17, due to the aforementioned impacts (mainly the negative impact of the foreign exchange variation). In the nine-month period ended September 30, 2018, net income attributable to Nexa’s shareholders amounted to US$22.0 million, compared to US$114.7 million in the same period of 2017. Such difference is also mainly explained by the negative impact of foreign exchange variation although it is partially mitigated by the higher adjusted EBITDA in 9M18.

Considering an average of 133.3 million shares outstanding for the three-month period ended on September 30, 2018, EPS was US$0.06 per share, compared to US$0.62 in 3Q17, considering a weighted average of 112.8 million shares. In the first nine months of 2018 and 2017, EPS was US$0.17 per share and US$1.02 per share respectively.

Adjusted EBITDA(11) totaled US$119.8 million in 3Q18, a decrease of 25.7% or US$41.5 million when compared to the same quarter of the previous year, mostly due to lower metal prices affecting revenues as previously explained. In the nine-month period ended on September 30, 2018, the adjusted EBITDA totaled US$473.9 million, up 6.5% compared to US$445.1 million in the same period of 2017.

The following table presents a reconciliation of adjusted EBITDA to net income.

US$ million	3Q18	2Q18	3Q17	9M18	9M17
Adjusted EBITDA	119.8	162.9	161.3	473.9	445.1
Gain (loss) on sales of investments	0.0	0.0	0.4	-0.3	-4.6
EBITDA	119.8	162.9	160.9	474.3	449.6
Deprec., amort. and depletion	-66.6	-68.6	-65.2	-205.2	-200.4
Net financial results	-44.3	-152.4	25.8	-225.7	-40.1
Taxes on income	-2.0	22.7	-40.5	-9.1	-67.8
Net Income	6.9	-35.3	81.0	34.3	141.3

(11)  Non-IFRS financial measure. See “Use of Non-IFRS Financial Measures” section for further information.

Liquidity, Indebtedness and Rating

As of September 30, 2018, total gross debt was US$1,416.8 million (principal only), mainly composed of (i) bonds issued by Nexa and its subsidiary Nexa Peru  (former Milpo), totaling US$700 million due in 2027 and US$343 million due in 2023, respectively (73.6% of the total debt), (ii) debt with banks (14.1% of the total debt, or US$200.0 million), (iii) BNDES — Brazilian Development Bank — loans in Brazil (5.3% of the total debt, or U$75.1 million); and (iv) other debts (7.0% of total debt, or US$98.6 million). Only 0.6% (US$9.2 million) of the total debt matures between October and December 2018 and only 21% (US$295 million) of this total debt matures between 2018 and 2022.

*Refers to the period from October to December 2018

As of September 30, 2018, the average maturity of the total debt was 6.2 years at an average interest cost of 5.1% per year, particularly due to the impact of a ten-year unsecured bond of US$700 million issued on May 4, 2017, with an interest rate of 5.375% per year.

Debt type	Principal	%
Bonds	1,043.0	73.6%
Banks	200.0	14.1%
BNDES	75.1	5.3%
Others	98.6	7.0%
Total	1,416.8	100.0%

In terms of currency, US$1,316.6 million (or 92.9% of total indebtedness) is denominated in U.S. dollars and US$100.2 million (or 7.1% of total indebtedness) is denominated in Brazilian Reais. Only 13.9% of our cash balance (cash and cash equivalents and financial investments) is denominated in Brazilian Reais.

On September 30, 2018, Nexa reported a cash balance of US$1,201.4 million and net debt of US$221.6 million(12), resulting in a 0.32x net debt/adjusted EBITDA ratio when considering the last twelve months adjusted EBITDA of US$696.4 million, as described below.

US$ million	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
Net Debt	221.6	260.8	261.4	225.0
LTM Adj. EBITDA	696.4	737.9	713.5	667.5
Net D./Adj. EBITDA	0.32x	0.35x	0.37x	0.34x

(12)  Including interest accrual and costs, according to the Company’s covenants criteria.

Sources of funds

Our main sources of funds are cash flows from operations, available cash and cash equivalents and financial investment balances, long-term borrowings from banks including the Brazilian Development Bank (BNDES - Banco Nacional de Desenvolvimento Econômico e Social), and issuance of debt securities in the international capital markets, and/or alternative sources of financing such as streams and the equity offering completed in October 2017. The amount of cash flows from operations is or will be also impacted by working capital requirements, share premium reimbursements, dividends, share repurchases and investment activities, in addition to servicing our indebtedness.

Cash Flows

The table below details our cash flows from operating activities, investing activities and financing activities for the three-month and nine-month periods ended September 30, 2018 and 2017. Cash and cash equivalent position of US$1,098.1 at the end of 3Q18 does not include financial investments amounting to US$103.0 million.

US$ million	3Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Net cash flows provided by (used in):
Operating activities	137.8	166.1	-17.0%	333.1	284.6	17.0%
Investing activities	-71.0	-40.1	76.9%	-161.4	-179.0	-9.8%
Financing activities	-7.5	-163.3	-95.4%	-92.4	-110.6	-16.4%
Increase (decrease) in cash and cash eq.	65.0	-37.7	N/A	79.1	-4.9	N/A
Cash and cash eq. at the beginning of the period	1,033.1	948.3	8.9%	1,019.0	915.6	11.3%
Cash and cash eq. at the end of the period	1,098.1	910.7	20.6%	1,098.1	910.7	20.6%

Net cash flows provided by operating activities decreased by US$28 million, to US$137.8 million in the three-month period ended September 30, 2018 from US$166.1 million in 3Q17, mainly due to consistent production impacted by lower LME prices, partially offset by a positive variation on working capital related to (i) lower inventory as a result of higher sales volume and lower LME prices and (ii) lower trade accounts receivable.

Net cash flows used in investing activities increased by US$30.9 million in 3Q18, or 76.9% compared to the three-month period ended September 30, 2017, mainly due to higher CAPEX in the period.

Net cash flows from financing activities was US$155.6 million higher in 3Q18 compared to 3Q17, primarily due to a share premium reimbursement of US$140.0 million in 3Q17 and dividend payments of US$45.0 million also made in 3Q17 immediately prior to the Company’s IPO.

Credit Rating

Nexa’s credit is rated by the three major rating agencies, as shown in the table below.

•                  S&P: In January 2018, S&P reaffirmed our credit rating at BB+ stable.

•                  Moody’s: The rating agency reaffirmed our credit rating as Ba2 with stable outlook in April 2018.

•                  Fitch: Our credit rating outlook with Fitch improved from negative to stable in March 2018 following the rating movement of Votorantim S.A.

The movements of S&P and Fitch did not follow the sovereign rating downgrades that occurred in 1Q18.

Agency	Rating	Outlook	Last update
	BB+	Stable	January 2018
	Ba2	Stable	April 2018
	BBB-	Stable	March 2018

Stock Performance

Nexa, with a free float(13) of 35.75% as of September 28, 2018, is listed on both the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA” since October 26, 2017.

On September 28, 2018, Nexa’s share price closed at US$12.06 on the NYSE and C$15.63 on the TSX. Since the IPO, our share price has decreased by 24.6% through September 28, 2018 (considering the prices on the NYSE only) while LME zinc price has decreased 22.1% in the same period, closing September 28, 2018 at US$2,573/ton. The average price in this period was US$18.64 and the daily average volume, excluding the day of the IPO was US$4.4 million. At the end of 3Q18, we had 133,320,513 common shares outstanding.

(13)  Free float is being considered as total shares less Votorantim SA’s holdings of 64.25%

Date	Nexa NYSE	Zinc LME	S&P 500
26-Oct-17	US$ 16.00	US$ 3,301/ton	2,560
28-Sep-18	US$ 12.06	US$ 2,573/ton	2,914
AVG Price	US$ 18.64	US$ 3,336/ton	2,687
26-Oct-17 vs. 28-Sep-18	-24.6%	-22.1%	13.8%

Capital Resources

Overview

In the ordinary course of business, our main funding requirements are for working capital, capital expenditures relating to sustaining and expansion investments, servicing our indebtedness and distributions to our shareholders. We typically meet these requirements through operational cash flow, available cash balance, long-term borrowings from private banks and the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), issuance of debt securities in the international capital markets and/or alternative sources of financing such as streaming transactions.

We believe that our current cash and cash equivalents, financial investments, cash from operations and available borrowings will be sufficient to meet our CAPEX and liquidity needs, based on our current requirements. We may require additional capital to meet our longer-term liquidity and future growth. Although we believe that our sources of liquidity are adequate, weaker economic conditions around the world could materially adversely affect our business and liquidity.

Use of funds

As of September 30, 2018, our consolidated cash, cash equivalents and financial investments totaled US$1,201.4 million. In 3Q18, we used cash flows generated by our operations primarily for investment activities.

On September 20, 2018 Nexa’s Board of Directors approved a share buyback program, under which the Company, directly or indirectly through its subsidiaries, may repurchase, from time to time, up to US$30 million of its outstanding common shares, over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019.

Under the share buyback program, the Company may repurchase shares for cash in accordance with all applicable securities laws and regulations and within the limits of the authorization approved in the general meeting of shareholders of the Company held on September 13, 2018. The share buyback program will be carried out on the New York Stock Exchange. The repurchased shares will not be cancelled but held in treasury at this time.

Related Party Transactions

There were no new related party transactions in the third quarter of 2018. Please refer to note 9 of our Financial Statements for further details.

Financial Instruments and Derivatives

We hold several financial instruments and derivatives that are recognized and measured at fair value with gains and losses in each period included in the statement of income or in the statement of comprehensive income as appropriate. The most significant of these instruments are marketable securities, metal-related derivative contracts and factoring transactions, among others. All of these are subject to varying rates of taxation depending on their nature and jurisdiction.

Risk Management

Risk management is considered one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

This topic resulted in the implementation of the Enterprise Risk Management (ERM) Policy, that describes Nexa’s Risk Management Model, and its activities are an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. All material risks identified are assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we ensure we make decisions based on relevant inputs and valid data. All risks identified during the risk management process are monitored and continuously reported to the Executive Team, Audit Committee and Board of Directors.

Below there is a list of certain risk factors related to our business and industry, which form part of the risks and uncertainties Nexa may face. This is not an exhaustive list of risks and uncertainties that may impair our business operations.

•                  International market prices of the metals produced by Nexa, which are both cyclical and volatile

•                  Changes in the demand for the metals produced by Nexa

•                  Disruption in zinc concentrate supply

•                  Currency exchange rate fluctuations

•                  Interest rate fluctuations

•                  Changes in estimates of mineral reserves and resources

•                  Failure of tailings dam

•                  Natural disasters, such as floods, mudslides and earthquakes

•                  Relations and agreements with local communities related to our plants and projects

•                  Challenges relating to slope and stability of underground openings

•                  Increase of projects costs or delays that prevent their successful implementation

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

Market Risk

The purpose of the market risk management process is to protect the Company’s cash flow against adverse events, such as fluctuations in exchange rates, commodity prices and interest rates.

Foreign exchange risk is managed using the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches. The Company monitors its foreign exchange exposure on a monthly basis.

Additionally, the policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could affect the cash flow of the Company’s operating subsidiaries. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Hedge transactions are classified into the following categories:

(i.1)      Hedges for “operating margin” (Strategic Hedge) - derivatives contracted to reduce the volatility of the cash flow from its zinc, copper and silver operations with a view to ensuring a stable operating margin for a portion of the production of metals. As of September 30, 2018 there were no Strategic Hedge open positions.

(i.2)      Hedges for mismatches of “quotation periods” (Book Hedge) - hedges that set prices for the different “quotation periods” between the purchases of certain inputs (metal concentrate) and the sale of products arising from the processing of these inputs, or different “quotation periods” between the purchase and the sale of the same product. These operations usually relate to purchases and sales of zinc and silver for future settlement, and are contracted on the over-the-counter market.

(i.3)      Fixed price commercial transactions (Customer Hedge) - hedging transaction that converts sales at fixed prices to floating prices in commercial transactions with customers interested in purchasing products at fixed prices. The purpose of this strategy is to maintain the revenue flow of the business unit with prices linked to the LME prices. These operations usually relate to sales of zinc for future settlement, and are contracted on the over-the-counter market.

Nexa may also enter into derivative transactions to hedge different market risks, such as interest rates and currency exchange rates whenever adequate and upon approval of the Board of Directors.

Critical Accounting Policies and Estimates

In preparing condensed consolidated interim financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments.

Management makes estimates that are believed to be reasonable under the circumstances. Management estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the condensed consolidated interim financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period.  For more details on the basis of preparation and presentation of the interim consolidated financial statements please refer to notes 1 and 2 of the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018 and note 2 of the consolidated financial statements at December 31, 2017.

The changes in the accounting policies and disclosures for the nine-month period ended September 30, 2018 are:

•                  Adoption of IFRS 9 - “Financial instruments: Recognition and measurement”; and

•                  Adoption of IFRS 15 — “Revenue from contracts with customers”.

For more details on the main aspects introduced by the standards and impacts of adoption please refer to note 2 of the condensed consolidated interim financial statements.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this Earnings Release, we present Adjusted EBITDA, which we define as (i) net income (loss) for the period, plus (ii) share in the results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Technical Information

The scientific and technical information regarding Aripuanã contained in this Earnings Release was prepared in accordance with the Technical Report entitled “Technical Report on the Feasibility Study on the Aripuanã Project, State of Mato Grosso, Brazil” dated October 15, 2018, with an effective date of July 31, 2018, prepared by Jason Cox, P.Eng., Sean Horan, P.Geo., Scott Ladd, P.Eng., Avakash Patel, P.Eng. and Stephan Theben, Dipl.-Ing. of RPA Inc., each of whom are “qualified persons” as defined NI 43-101. The Technical Report has been reviewed, verified and approved by RPA, based on the requirements of NI 43-101 and has been filed with Canadian securities regulators and is available under the Company’s SEDAR profile at www.sedar.com. Such report includes relevant information regarding, among others, the effective dates and the assumptions and parameters relating to mineral reserves and resources cited in this Earnings Release, as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this Earnings Release.

Appendix

Balance Sheet — Assets

Nexa - USD thousand	Sep 30, 2018	Dec 31, 2017
Current assets
Cash and cash equivalents	1,098,091	1,019,037
Financial investments	102,988	206,155
Derivative financial instruments	12,330	7,483
Trade accounts receivable	153,655	182,713
Inventory	289,009	324,878
Taxes recoverable	73,228	60,491
Income Taxes	67,651	19,643
Other assets	29,196	18,507
	1,826,148	1,838,907

Non-current assets
Financial investments	339	392
Derivative financial instruments	1	4,294
Related parties	740	738
Judicial deposits	9,221	10,949
Deferred taxes	218,034	224,513
Taxes recoverable	20,101	26,988
Income Taxes	6,199	5,522
Other assets	10,775	29,679
Investments in associates	257	309
Property, plant and equipment	1,843,544	1,996,514
Intangible assets	1,755,938	1,822,719
	3,865,149	4,122,617

Total assets	5,691,297	5,961,524

Balance Sheet — Liabilities

Nexa — US$ thousand	Sep 30, 2018	Dec 31, 2017
Current liabilities
Loans and financing	54,829	40,841
Derivative financial instruments	15,584	12,588
Trade payables	313,768	329,814
Confirming payable	89,057	111,024
Salaries and payroll charges	56,394	79,798
Taxes payable	9,053	13,264
Income taxes	36,830	27,845
Use of public assets	1,420	1,649
Dividends payable	2,046	4,138
Related parties	72,439	87,686
Provisions	18,094	14,641
Deferred revenue	30,899	31,296
Other liabilities	15,065	13,631
	715,478	768,215
Non-current liabilities
Loans and financing	1,364,975	1,406,458
Derivative financial instruments	—	2,449
Related parties	1,492	2,238
Provision	262,123	326,520
Deferred taxes	305,443	324,931
Use of public assets	19,627	22,660
Deferred revenue	174,489	190,589
Other liabilities	9,215	8,561
	2,137,364	2,284,406
Total liabilities	2,852,842	3,052,621
Shareholders’ equity
Capital	133,320	133,320
Share premium	1,043,755	1,123,755
Reserves	1,318,728	1,318,728
Cumulative profit (deficit)	8,577	(11,612)

Accumulated other comprehensive loss	(86,300)	(77,356)
Total equity attributable to owners of the parent	2,418,080	2,486,835
Non-controlling interests	420,375	422,068
Total liabilities and shareholders’ equity	5,691,297	5,961,524

Cash Flow

Nexa — US$ thousand	3Q18	3Q17	9M18	9M17
Cash flow from operating activities Income (loss) before income tax	8,888	121,518	43,423	209,136

Adjustments to reconcile income (loss) before income tax to cash
Interest, indexation and exchange variations	68,823	27,834	167,024	72,123
Share in the results of associates	0	0	0	10
Depreciation, amortization and depletion	66,596	65,160	205,195	200,350
Loss on sale of property, plant & equipment and intangible assets	182	2,602	8,909	3,314
Gain on sale of investment	0	394	-348	-4,588
Provisions	987	-6,264	-9,347	17,631

Adjusted profit (loss) before taxation after non-cash items	145,476	211,244	414,856	497,976

Decrease (increase) in assets
Financial investments	17,173	35,795	109,950	-31,290
Trade accounts receivable	56,672	-24,003	28,143	-34,044
Inventory	28,760	-12,936	35,869	11,621
Other taxes recoverable	-44,484	-1,611	-54,535	17,619
Other assets	7,962	-1,782	9,389	-14,335
Increase (decrease) in liabilities
Trade payable	-13,843	33,611	-16,046	22,187
Confirming payable	-26,568	-42,029	-21,967	-40,070
Salaries and payroll charges	1,104	17,863	-23,404	1,084
Taxes payable	5,653	604	39,422	11,186
Deferred revenue	-6,975	-9,879	-22,041	-27,443
Other liabilities	-4,321	-12,178	-27,094	-31,904
Cash provided by operations	166,609	194,699	472,542	382,587

Interest paid	-10,575	-13,574	-48,162	-35,294
Income taxes paid	-18,217	-15,024	-91,326	-62,730
Net cash provided by operating activities	137,817	166,101	333,054	284,563

Cash flow from investing activities
Acquisitions of property, plant and equipment	-71,240	-45,158	-162,702	-130,621
Advanced paid for Pollarix acquisition	0	0	0	-59,549
Acquisitions of intangible assets	0	-2	0	-191
Proceeds from sale of non-current assets	231	5,029	1,268	11,370
Net cash used in investing activities	-71,009	-40,131	-161,434	-178,991

Cash flow from financing activities
New loans and financing	9,145	43,041	275,452	800,562
Payments of loans and financing	-16,669	-21,351	-287,843	-527,157
Dividends paid	0	-45,010	0	-48,597
Energy assets compensation payments	0	0	0	-55,380
Reimbursement share premium	0	-140,000	-80,000	-280,000
Net cash provided by (used in) financing activities	-7,524	-163,320	-92,391	-110,572
Effects of exchange rates on cash and cash equivalents	5,672	-302	-175	87
Increase in cash and cash equivalents	64,956	-37,652	79,054	-4,913
Cash and cash equivalents at the beginning of the period	1,033,135	948,315	1,019,037	915,576
Cash and cash equivalents at the end of the period	1,098,091	910,663	1,098,091	910,663

Quarterly Results of Operations

US$ million	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Net Revenues	578.4	549.3	555.8	625.8	736.7	676.2	636.5	595.1
Cost of Sales	-406.6	-411.5	-425.3	-413.7	-502.4	-485	-474.3	-488.1
SG&A	-45.5	-38.1	-37.8	-38.4	-38.7	-43.3	-43.8	-36.6
Selling	-4.1	-3.3	-4.6	-4.4	-3.8	-3.6	-5.1	-4.2
General & Adm	-41.4	-34.8	-33.2	-34	-34.9	-39.7	-38.7	-32.4
Mineral exploration and project development	-19.6	-10.3	-21.8	-23.1	-37.4	-19.3	-27.5	-33.1
Other Operating Results	-109.0	-14.2	-8.0	-20.8	-4.8	-7.0	3.5	15.9
Net Financial Result	-11.2	4.1	-70	25.7	-90	-29	-152.4	-44.3
Financial Income	4.7	10.2	10.6	4.2	4.8	8.8	27.8	7.2
Financial expenses	-16.8	-22.4	-29	-29.7	-25.1	-29.9	-31.6	-29.4
Foreign exchange gains (loss), net	0.9	16.3	-51.6	51.2	-69.7	-7.9	-148.6	-22.1
Depreciation, amortization and depletion	-67.7	-68.9	-66.3	-65.2	-70.1	-70	67.5	66.6
Adjusted EBITDA	27.4	144.1	139.7	161.3	222.5	191.2	162.9	119.8
Adj. EBITDA Margin	5.2%	26.2%	25.1%	25.8%	30.2%	28.3%	25.6%	20.1%
Net Income	-77	55.2	5.1	81	24	62.8	-35.3	6.9
Attributable to Nexa shareholders	-74.8	49.1	-4.1	69.7	12.2	55.1	-40.5	7.4
Attributable to non-controlling interests	-2.2	6.1	9.2	11.3	11.8	7.6	5.1	-0.4
Number of shares (in ‘000)	112.821	112.821	112.821	112.821	127.527	133.320	133.320	133.320
EPS attributable to Nexa shareholders (in US$)	-0.66	0.44	-0.04	0.62	0.10	0.41	-0.30	0.06

(1) Reflects corrected EPS for prior periods. See “Restatement of Earnings Per Share” on note 2.2.2 of NEXA’s Financial Statements for further information.

Segments Consolidation

US$ million	3Q18	2Q18	3Q17	3Q18 vs. 3Q17	9M18	9M17	9M18 vs. 9M17
Revenues - Mining	249.6	301.3	306.8	-18.6%	878.2	838.5	4.7%
Revenues - Smelting	483.0	520.2	499.1	-3.2%	1,560.5	1,387.7	12.5%
Eliminations	-139.7	-184.2	-184.0	-24.1%	-532.4	-487.6	9.2%
Adjustments	2.2	-0.8	3.9	-43.6%	1.4	7.9	-82.0%
Revenues	595.1	636.5	625.8	-4.9%	1,907.8	1,746.5	9.2%

Cost of sales - Mining	-157.0	-148.9	-148.3	5.9%	-451.3	-443.9	1.7%
Cost of sales - Smelting	-444.1	-480.8	-459.8	-3.4%	-1440.3	-1245.3	15.7%
Eliminations	139.7	184.2	184.0	-24.1%	532.4	487.6	9.2%
Adjustments	-26.7	-28.8	-23.7	12.7%	-88.1	-83.0	6.1%
Cost of sales	-488.1	-474.3	-447.8	9.0%	-1,447.3	-1,284.6	12.7%

Gross Profit - Mining	92.6	152.4	158.5	-41.6%	426.9	394.6	8.2%
Gross Profit - Smelting	38.9	39.4	39.3	-1.0%	120.2	142.5	-15.6%
Adjustments	-24.5	-29.6	-19.8	23.7%	-86.6	-75.1	15.3%
Gross Profit	107.0	162.2	178.0	-39.9%	460.5	461.9	-0.3%

Adjusted EBITDA - Mining	65.1	116.3	127.5	-49.0%	342.0	338.6	1.0%
Adjusted EBITDA - Smelting	57.0	46.7	40.9	39.4%	133.5	121.2	10.2%
Others	-2.3	-0.1	-7.1	-68.6%	-1.6	-14.7	-89.4%
Adjusted EBITDA	119.8	162.9	161.3	-25.7%	474.0	445.1	6.5%

Quarterly Mining Production: by Asset

Consolidated	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Treated Ore (kton)	3,434	3,026	3,269	3,369	3,351	3,149	3,147	3,321
QoQ	0.6%	-11.9%	8.0%	3.1%	-0.5%	-6.0%	-0.1%	5.5%
YoY	4.6%	-7.1%	-0.4%	-1.3%	-2.4%	4.1%	-3.7%	-1.4%

Zinc grade (%)	3.38	3.48	3.21	3.04	3.50	3.19	3.35	3.13
Copper grade (%)	0.39	0.39	0.45	0.43	0.40	0.42	0.36	0.38
Lead grade (%)	0.51	0.52	0.52	0.50	0.58	0.50	0.53	0.52
Silver grade (oz/t)	0.90	0.86	0.93	0.84	0.96	0.88	0.89	0.95
Gold grade (oz/t)	0.01	0.01	0.01	0.01	0.01	0.00	0.01	0.01

Zn Content (kton)	104	92	92	89	102	87.2	92.3	90.1
Cu Content (kton)	11	9	12	12	11	10.7	9.0	10.2
Pb Content (kton)	13	12	13	13	15	12.3	12.7	12.9
Ag Content (koz)	2,051	1,706	2,046	1,923	2,271	1,883.7	1,846.8	2,052.5
Au Content (koz)	8	8	9	7	8	7.4	7.1	7.1
Zn Eq production	154	135	144	139	154	134	135	137

Cerro Lindo, Peru	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Treated Ore (kton)	1,912	1,713	1,785	1,924	1,876	1,712	1,635	1,733
QoQ	3.2%	-10.4%	4.2%	7.8%	-2.5%	-8.7%	-4.5%	5.9%
YoY	7.4%	-3.6%	-1.1%	3.8%	-1.9%	0.0%	-8.4%	-10.0%

Zinc grade (%)	2.47	2.51	2.28	2.00	2.57	1.79	2.21	1.93
Copper grade (%)	0.65	0.64	0.76	0.70	0.67	0.69	0.62	0.67
Lead grade (%)	0.25	0.29	0.24	0.22	0.32	0.21	0.25	0.24
Silver grade (oz/t)	0.71	0.70	0.72	0.63	0.73	0.63	0.62	0.78
Gold grade (oz/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Zn Content (kton)	44	39	37	35	45	28	33	30
Cu Content (kton)	11	9	12	12	11	10	9	10
Pb Content (kton)	4	4	3	3	5	3	3	3
Ag Content (koz)	909	803	880	840	1,024	770	700	934
Au Content (koz)	1	1	1	1	1	1	1	1
Zn Eq production	75	67	70	68	78	57	59	60

Vazante, Brazil	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Treated Ore (kton)	334	310	331	337	343	313	327	363
QoQ	-6.7%	-7.2%	6.8%	1.9%	1.6%	-8.6%	4.3%	11.1%
YoY	-1.7%	-9.1%	-4.9%	-5.7%	2.6%	1.1%	-1.2%	7.6%

Zinc grade (%)	12.01	13.09	11.70	11.80	12.66	13.62	12.73	11.23
Lead grade (%)	0.31	0.32	0.38	0.34	0.32	0.30	0.38	0.31
Silver grade (oz/t)	0.48	0.62	0.66	0.48	0.46	0.54	0.70	0.65

Zn Content (kton)	36	34	33	34	35	36	35	34
Pb Content (kton)	0.2	0.2	0.4	0.3	0.3	0.2	0.3	0.3
Ag Content (koz)	61	74	111	88	83	75	92	93
Zn Eq production	36	35	33	35	35	36	36	35

El Porvenir, Peru	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Treated Ore (kton)	527	381	497	441	516	535	539	534
QoQ	-6.6%	-27.7%	30.6%	-11.4%	17.0%	3.8%	0.7%	-1.0%
YoY	-1.9%	-28.4%	-6.4%	-21.8%	-2.1%	40.5%	8.4%	21.1%

Zinc grade (%)	3.03	2.86	2.76	2.77	3.04	3.20	2.94	2.89
Copper grade (%)	0.14	0.14	0.14	0.12	0.13	0.16	0.16	0.13
Lead grade (%)	0.98	0.98	1.01	1.11	1.07	0.96	1.00	0.98
Silver grade (oz/t)	1.90	1.98	2.05	2.06	2.08	1.82	1.91	1.30
Gold grade (oz/t)	0.02	0.02	0.01	0.01	0.02	0.01	0.06	0.02

Zn Content (kton)	14	10	12	11	14	15	14	14
Cu Content (kton)	0.1	0.2	0.2	0.1	0.1	0.2	0.2	0.1
Pb Content (kton)	4	3	4	4	4	4	4	4
Ag Content (koz)	639	475	643	568	671	614	648	618
Au Content (koz)	2	2	2	2	2	2	3	2
Zn Eq production	22	16	20	18	22	24	23	22

Atacocha, Peru	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Treated Ore (kton)	392	353	387	385	382	368	384	401
QoQ	6.7%	-10.1%	9.8%	-0.5%	-1.0%	-3.6%	4.4%	4.4%
YoY	5.6%	-4.8%	8.3%	4.9%	-2.7%	4.3%	-0.9%	4.0%

Zinc grade (%)	1.59	1.37	1.49	1.53	1.32	1.42	1.42	1.49
Copper grade (%)	0.08	0.07	0.09	0.09	0.10	0.10	0.10	0.10
Lead grade (%)	1.15	1.14	1.21	1.21	1.32	1.28	1.11	1.11
Silver grade (oz/t)	1.47	1.32	1.38	1.41	1.60	1.49	1.40	1.36
Gold grade (oz/t)	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.01

Zn Content (kton)	5	4	5	5	4	4	4	5
Cu Content (kton)	0	0	0	0	0	0	0	0
Pb Content (kton)	4	3	4	4	4	4	4	4
Ag Content (koz)	442	354	412	428	493	425	406	408
Au Content (koz)	5	5	6	5	4	4	4	4
Zn Eq production	13	11	13	13	12	12	11	12

Morro Agudo, Brazil	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Treated Ore (kton)	270	270	268	281	236	220	261	291
QoQ	-0.1%	0.1%	-0.8%	4.9%	-16.1%	-6.7%	18.8%	11.2%
YoY	-47.0%	13.5%	11.1%	4.1%	-12.6%	-18.5%	-2.4%	3.4%

Zinc grade (%)	2.34	2.18	2.20	2.12	2.22	2.18	2.40	2.84
Lead grade (%)	0.79	0.71	0.69	0.70	0.67	0.63	0.62	0.71

Zn Content (kton)	6	5	5	5	5	4	6	8
Pb Content (kton)	2	1	2	1	1	1	1	1
Zn Eq production	7	7	7	6	6	5	7	9

Quarterly Smelting Sales: by Asset

Consolidated	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Metallic zinc Sales (kton)	148.6	130.6	135.9	143.6	145.3	137.3	143.1	149.8
QoQ	3.2%	-12.1%	4.1%	5.6%	1.2%	-5.5%	4.2%	4.7%
YoY	3.9%	-2.9%	-6.9%	-0.3%	-2.2%	5.1%	5.3%	4.4%
Global Recovery	93.9%	94.3%	94.1%	94.8%	95.0%	94.4%	93.3%	93.7%
Zinc oxide Sales (kton)	9.4	8.9	9.7	10.2	9.7	9.1	9.0	10.2
QoQ	-2.9%	-5.8%	9.2%	5.0%	-4.8%	-5.8%	-1.5%	13.9%
YoY	13.0%	4.7%	-0.5%	4.9%	2.8%	2.7%	-7.4%	0.5%

Cajamarquilla, Peru	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Metallic zinc Sales (kton)	85.4	72.7	72.0	83.8	84.2	79.0	81.9	84.3
QoQ	5.0%	-15.0%	-0.9%	16.4%	0.5%	-6.2%	3.7%	2.9%
YoY	3.4%	-5.9%	-14.8%	2.9%	-1.5%	8.7%	13.7%	0.6%
Global Recovery	94.5%	94.7%	95.1%	95.8%	96.3%	95.0%	93.7%	93.3%

Três Marias, Brazil	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Metallic zinc Sales (kton)	41.4	38.0	41.3	39.7	42.0	40.1	42.0	44.5
QoQ	2.5%	-8.2%	8.7%	-3.9%	6.0%	-4.5%	4.7%	5.9%
YoY	6.0%	-3.3%	3.7%	-1.8%	1.6%	5.6%	1.8%	12.2%
Global Recovery	94.9%	94.9%	94.8%	94.4%	94.7%	94.2%	93.4%	94.0%
Zinc oxide Sales (kton)	9.4	8.9	9.7	10.2	9.7	9.1	9.0	10.2
QoQ	-2.9%	-5.8%	9.2%	5.0%	-4.8%	-5.8%	-1.5%	13.9%
YoY	13.0%	4.7%	-0.5%	4.9%	2.8%	2.7%	-7.4%	0.5%

Juiz de Fora, Brazil	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Metallic zinc Sales (kton)	21.8	19.9	22.7	20.1	19.1	18.2	19.2	21.0
QoQ	-2.1%	-8.4%	13.6%	-11.2%	-5.1%	-4.8%	5.7%	9.4%
YoY	2.3%	10.4%	4.6%	-9.5%	-12.3%	-8.8%	-15.1%	4.6%
Global Recovery	89.8%	92.0%	89.1%	92.4%	90.4%	92.4%	91.3%	94.9%

Quarterly Mining Cash Cost: by Asset

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

Consolidated in US$/ton	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	693	844	460	437	349	488	553	760
Sustaining cash cost net of by-products	901	964	681	577	533	630	768	1,092
AISC in US$/ton	1,138	1,097	831	752	809	787	920	1,209

Cerro Lindo, Peru in US$/ton	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	226	212	-148	-381	-431	-502	-142	119
Sustaining cash cost net of by-products	338	228	-115	-297	-370	-484	-116	296

El Porvenir, Peru in US$/ton	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	1,168	1,767	775	1,235	1,183	1,268	905	1,369
Sustaining cash cost net of by-products	1,667	2,353	1,612	1,390	1,380	1,576	1,163	1,766

Atacocha, Peru in US$/ton	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	1,533	1,063	-851	-233	-563	286	1,411	940
Sustaining cash cost net of by-products	2,071	1,224	-620	-62	251	787	3,006	1,540

Vazante, Brazil in US$/ton	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	1,074	1,076	1,028	910	851	827	818	867
Sustaining cash cost net of by-products	1,234	1,180	1,224	1,038	1,053	946	993	1,215

Morro Agudo, Brazil in US$/ton	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	1,559	1,637	1,611	1,460	1,887	2,154	1,543	1,135
Sustaining cash cost net of by-products	1,760	1,792	1,891	1,948	2,493	2,414	1,832	1,607

Quarterly Smelting Cash Cost: by Asset

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

Consolidated cash cost	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	2,128	2,427	2,371	2,679	2,947	3,163	2,862	2,453
Sustaining cash cost net of by-products	2,283	2,532	2,551	2,834	3,098	3,238	2,991	2,599
AISC in US$/ton	2,420	2,637	2,654	2,925	3,265	3,325	3,092	2,684

Cash cost Cajamarquilla, Peru	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash Cost net of by-products in US$/ton	2,074	2,502	2,388	2,649	2,850	3,087	2,948	2,480
Sustaining cash cost net of by-products	2,169	2,567	2,506	2,692	2,888	3,113	2,970	2,532

Cash cost Três Marias, Brazil	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	2,172	2,333	2,240	2,674	3,089	3,294	2,830	2,439
Sustaining cash cost net of by-products	2,352	2,472	2,469	2,951	3,349	3,415	3,092	2,607

Cash cost Juiz de Fora, Brazil	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cost net of by-products in US$/ton	2,066	2,448	2,525	2,349	2,549	3,212	2,643	2,368
Sustaining cash cost net of by-products	2,352	2,581	2,735	2,589	2,828	3,330	2,853	2,626

All-in Sustaining Cost - Mining

3Q18

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

	(in millions of US$)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidated	Corporate & Others	Mining

	Sales Volume (Cointained Metal) - Zn In tonnes	34,491	7,533	25,515	14,531	4,605	86,675	0	86,675
(+)	COGS	18.7	10.5	71.3	36.5	19.7	156.7	0.3	157.0
(+)	On-site G&A	1.2	1.3	0.0	0.0	0.0	2.5	0.0	2.5
(-)	By-products revenue	-2.2	-4.9	-68.2	-16.7	-16.0	-108.0	0.0	-108.0
(+)	Treatment Charges	17.0	2.9	9.3	6.4	2.0	37.7	0.0	37.7
(+)	Selling Expenses	0.0	0.4	0.3	0.3	0.1	1.1	0.0	1.1
(-)	Depreciation, amortization and depletion	-4.4	-1.1	-8.5	-5.0	-2.9	-22.0	-0.1	-22.1
(-)	Royalties	-0.4	-0.5	0.0	0.0	0.0	-0.9	0.0	-0.9
(-)	Others	0.0	0.0	-1.1	-1.7	1.4	-1.5	0.0	-1.5
(=)	Cash Cost (Sold)	29.9	8.5	3.0	19.9	4.3	65.7	0.1	65.9
	Cash Cost (Sold) USD/tZn	867.3	1,134.9	118.9	1,368.6	940.1	758.1	0.0	759.8
(+)	Sustaining Capital Expenditure	12.0	3.6	4.5	5.8	2.8	28.6	0.2	28.8
(=)	Sustaining Cash Cost (Sold)	41.9	12.1	7.6	25.7	7.1	94.3	0.3	94.6
	Sustaining Cash Cost (Sold) USD/tZn	1,215.4	1,607.5	296.0	1,765.6	1,539.7	1,088.3	0.0	1,091.9
(+)	Workers participation & Bonus	0.3	0.2	0.6	0.4	0.0	1.4	0.0	1.4
(+)	Royalties	0.4	0.5	0.0	0.4	0.2	1.6	0.0	1.6
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	7.1	7.1
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	104.7
(=)	AISC (Sold) USD/tZn	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,208.5
(=)	AISC (Sold) in c/lb								0.55

3Q17

	(in millions of US$)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidated	Corporate & Others	Mining

	Sales Volume (Cointained Metal) - Zn In tonnes	33,788	5,243	34,331	10,827	4,719	88,907	0	88,907
(+)	COGS	17.4	11.1	64.7	29.6	20.3	143.1	-0.4	142.7
(+)	On-site G&A	1.5	0.8	0.0	0.0	0.0	2.3	0.0	2.3
(-)	By-products revenue	-2.4	-6.0	-84.5	-17.3	-20.0	-130.2	1.7	-128.5
(+)	Treatment Charges	17.5	2.0	13.2	5.1	2.1	39.9	0.0	39.9
(+)	Selling Expenses	0.3	1.5	2.9	0.9	0.6	6.2	0.0	6.2
(-)	Depreciation, amortization and depletion	-3.1	-1.3	-9.9	-4.0	-3.3	-21.7	-0.1	-21.8
(-)	Royalties	-0.4	-0.4	0.0	0.0	0.0	-0.9	0.0	-0.9
(-)	Others	0.0	0.0	0.5	-0.9	-0.7	-1.1	0.0	-1.1
(=)	Cash Cost (Sold)	30.8	7.7	-13.1	13.4	-1.1	37.6	1.2	38.8
	Cash Cost (Sold) USD/tZn	910.5	1,460.5	-381.2	1,235.4	-233.0	423.0	0.0	436.6
(+)	Non-expansion Capital Expenditure	4.3	2.6	2.9	1.7	0.8	12.2	0.3	12.5
(=)	Sustaining Cash Cost (Sold)	35.1	10.2	-10.2	15.0	-0.3	49.9	1.5	51.3
	Sustaining Cash Cost (Sold) USD/tZn	1,038.3	1,947.7	-296.8	1,389.9	-62.3	560.8	0.0	577.4
(+)	Workers participation & Bonus	0.8	0.3	6.0	0.6	0.2	7.9	0.0	7.9
(+)	Royalties	0.4	0.4	0.0	0.4	0.3	1.6	0.0	1.6
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	6.0	6.0
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	66.8
(=)	AISC (Sold) USD/tZn	0.0	0.0	0.0	0.0	0.0	0.0	0.0	751.6
(=)	AISC (Sold) in c/lb								0.34

All-in Sustaining Cost — Smelting

3Q18

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	52,554	20,869	84,118	157,541	0	157,541
(+)	COGS	138.5	57.6	248.1	444.3	-0.2	444.1
(-)	Cost of services rendered	-3.5	-0.8	-9.1	-13.4	0.0	-13.4
(+)	On-site G&A	1.0	0.9	3.6	5.5	0.4	5.9
(-)	Depreciation, amortisation and depletion	-4.0	-3.0	-16.4	-23.4	0.0	-23.4
(-)	By-products revenue	-3.8	-5.3	-17.7	-26.8	0.0	-26.7
(+)	Others	0.0	0.0	0.0	0.0	0.0	0.0
(=)	Cash Cost (Sold)	128.2	49.4	208.6	386.2	0.3	386.5
	Cash Cost (Sold) (per ton)	2,438.7	2,367.7	2,480.1	2,451.4	0.0	2,453.1
(+)	Non-Expansion Capital Expenditure	8.9	5.4	4.4	18.7	4.4	23.0
(=)	Sustaining Cash Cost (Sold)	137.0	54.8	213.0	404.9	4.7	409.5
	Sustaining Cash Cost (Sold) (per ton)	2,607.3	2,625.9	2,532.5	2,569.8	0.0	2,599.3
(+)	Workers participation & Bonus	0.3	0.3	0.4	0.9	0.0	0.9
(+)	Corporate G&A	0.0	0.0	0.0	0.0	12.5	12.5
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	422.9
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	2,684.2
(=)	AISC (Sold) in c/lb						1.22

3Q17

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	47,672	20,001	83,627	151,300	0	151,300
(+)	COGS	135.6	57.8	258.7	452.1	7.7	459.8
(-)	Cost of services rendered	-2.4	-0.9	-9.1	-12.4	-0.2	-12.5
(+)	On-site G&A	0.9	0.7	3.6	5.2	0.6	5.7
(-)	Depreciation, amortisation and depletion	-3.4	-5.9	-16.3	-25.7	1.3	-24.4
(-)	By-products revenue	-3.2	-4.7	-15.3	-23.3	0.0	-23.3
(+)	Others	0.0	0.0	0.0	0.0	0.0	0.0
(=)	Cash Cost (Sold)	127.5	47.0	221.6	396.0	9.4	405.4
	Cash Cost (Sold) (per ton)	2,674.0	2,349.4	2,649.3	2,617.5	0.0	2,679.5
(+)	Non-Expansion Capital Expenditure	13.2	4.8	3.6	21.6	1.8	23.4
(=)	Sustaining Cash Cost (Sold)	140.7	51.8	225.1	417.6	11.2	428.8
	Sustaining Cash Cost (Sold) (per ton)	2,951.3	2,589.4	2,691.8	2,760.0	0.0	2,833.9
(+)	Workers participation & Bonus	0.8	0.6	0.4	1.8	0.0	1.8
(+)	Corporate G&A	0.0	0.0	0.0	0.0	12.0	12.0
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	442.6
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	2,925.0
(=)	AISC (Sold) in c/lb						1.33